Form 20-F
period 1998-06-30
PC DOCS GROUP INTERNATIONAL INC
filed 1998-11-18
CIK 916691

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 20-F


[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee Required)

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required)

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
         For the transition period from                to

                      Commission file number ______________

                        PC DOCS GROUP INTERNATIONAL INC.
             (Exact Name of Registrant as Specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's Name Into English)

                                     ONTARIO
                 (Jurisdiction of Incorporation or Organization)

                      2005 Sheppard Avenue East, Suite 800
                                Toronto, Ontario
                                     M2J 5B4

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: NONE

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: NONE

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                         Common shares without par value
                                (Title of Class)

      As at June 30, 1998, there were 23,644,147 common shares outstanding

      Indicated by check mark which financial statement item the registrant has elected to follow.

                             Item 17  X   Item 18
                                     ---          ---

                               TABLE OF CONTENTS

PART 1.........................................................................1
   Item  1.  DESCRIPTION OF BUSINESS...........................................1
             Incorporation.....................................................1
             General Development of the Business...............................1
             Industry Overview.................................................2
             Business of the Company...........................................4
   Item  2.  DESCRIPTION OF PROPERTY..........................................13
   Item  3.  LEGAL PROCEEDINGS................................................13
   Item  4.  CONTROL OF REGISTRANT............................................13
   Item  5.  NATURE OF TRADING MARKET.........................................14
             Price Range of Common Shares.....................................14
   Item  6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
               SECURITY HOLDERS...............................................14
             Investment Canada Act............................................15
             Competition Act..................................................15
             Shareholder Rights Plan..........................................15
   Item  7.  TAXATION.........................................................16
             Certain Canadian Federal Income Tax Considerations...............16
   Item  8.  SELECTED FINANCIAL DATA..........................................17
             Annual Information...............................................17
             Quarterly Information............................................19
             Exchange Rates...................................................20
             Dividends........................................................20
   Item  9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
               AND RESULTS OF OPERATIONS......................................20
   Item  9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK........20
   Item 10.  DIRECTORS AND OFFICERS OF THE COMPANY............................21
   Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS...........................23
             Summary Compensation Table.......................................23
   Item 12.  OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES..24
             Option Grants During The Most Recently Completed Fiscal Year.....24
             Aggregated Option Exercises During The Most Recently Completed
             Fiscal Year And Fiscal Year End Option Values....................25
             Option Repricing.................................................25
   Item 13.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS........26
PART II.......................................................................26
   Item 14.  (NOT APPLICABLE).................................................26
PART III......................................................................26
   Item 15.  (NOT APPLICABLE).................................................26
   Item 16.  (NOT APPLICABLE).................................................26
PART IV.......................................................................26
   Item 17.  FINANCIAL STATEMENTS.............................................26
   Item 18.  (NOT APPLICABLE).................................................27
   Item 19.  FINANCIAL STATEMENTS AND EXHIBITS................................27
             SIGNATURES.......................................................28
             FINANCIAL STATEMENTS AND REPORT..................................29

The following trademarks owned by the Company or its subsidiaries are used in this Annual Report: BillWiz(TM), Case Open(TM), CLO*2(R), CMS/Data(R), CMS ALERT!(TM), CMS OPEN(R), CompInfo LawPack(TM), CyberDOCS(R), Data Dictionary Editor(TM), DOCS Designer(R), DOCS Development Kit(TM), DOCS Document Sentry Agent(TM), DOCS Enterprise Suite(TM), DOCSFulcrum(TM), DOCSFusion(TM), DOCS Imaging(TM), DOCS Interchange(TM), DOCS Open(R), DOCS Routing(TM), DOCSummit(TM), DOCS Unplugged(R), DocuDraft(R), FulView(TM), Inquiry Painter(TM), Intuitive Searching(TM), LawPack(R), LawPack Connect(TM), MarketSense(R), PC DOCS(R), PC DOCS Group(TM), Power Desktop(TM), ProActive Agents(TM), Quartex(R), Report Writer(TM), SearchBuilder(R), SearchServer(TM), Screen Painter(TM), WebFIND!(TM). All other products or company names used in this Annual Report are the trademarks of their respective holders.

All currency is stated in Canadian dollars, unless otherwise specified. As at June 30, 1998, the exchange rate to United States dollars of Canadian dollars was CDN $1.4716 to U.S. $1.00, and as at September 30, 1998, CDN$1.5259 to U.S. $1.00.

                        PC DOCS GROUP INTERNATIONAL INC.


                                     PART 1


ITEM 1. DESCRIPTION OF BUSINESS


                                  INCORPORATION

PC DOCS Group International Inc. ("PC DOCS Group" or the "Company") is a corporation amalgamated by Articles of Amalgamation under the Business Corporations Act (Ontario). PC DOCS Group's head office and principal office is located at 2005 Sheppard Avenue East, Suite 800, Toronto, Ontario, Canada, M2J 5B4.

PC DOCS Group is the corporation continuing from an amalgamation of Micom Computer Systems Limited with Compuventure, Inc. on June 30, 1986, under the name Maxon Computer Systems Incorporated. The name was changed by Articles of Amendment to The Quartex Corporation in 1990 and to PC DOCS Group International Inc. on June 29, 1994.

During 1994, the Company created by Articles of Amendment an unlimited number of common shares and an unlimited number of special shares issuable in series, and reclassified and consolidated the issued Class A non-voting shares, the issued Class B multiple-voting shares and the issued Series 1 non-voting preferred shares, into common shares of the Company on a one-for-four basis. The authorized but unissued shares of all classes other than common shares and special shares issuable in series were then cancelled.

As the result of transactions in 1986, 1989, 1993, 1994 and 1997, the Company owns 100% of PC DOCS Group U.S., Inc. which in turn owns 100% of CMS/Data Corporation ("CMS"), a Florida corporation which has its principal office in Tallahassee, Florida, PC DOCS, Inc., a Delaware corporation with its principal office in Burlington, Massachusetts and another office in Tallahassee, Florida, and CompInfo, Inc. ("CompInfo"), a New York corporation with its principal office in New York, New York. In 1996, the Company acquired all of the shares of DataRamp, Inc. (formerly Working Set, Inc.) ("DataRamp") which, in 1997, was then merged with PC DOCS, Inc. On September 4, 1996, the Company acquired all of the shares of PC DOCS Group Europe Ltd. (formerly Quintec International Limited) ("PC DOCS Europe"), a U.K. corporation with its principal office in Watford, U.K and another office in Central London, U.K.

As a result of Canadian reorganizations in 1996 and 1997, the Company owns 100% of PC DOCS Group Canada Inc. which in turn owns 100% of The Quartex Corporation Inc. ("Quartex") and PC DOCS Canada Inc., both Ontario corporations with principal offices in Toronto, Canada.

In March 1998, the Company acquired all of the outstanding shares of Fulcrum Technologies Inc. ("Fulcrum"), a Canadian corporation with its principal office in Ottawa, Canada and other offices throughout the world including Burlington, Massachusetts, Paris, London, Frankfurt, Rome, Singapore, Tokyo, Seoul and Sydney. In 1998, the Company also acquired all of the shares of PC DOCS Asia Ltd. ("PC DOCS Asia"), a British Virgin Islands corporation with its principal offices in Singapore and Hong Kong, and Globus International Quality Group Inc. ("Globus"), an Ontario corporation with its principal office in Toronto, Canada.


                       GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a software development company and systems integrator. The Company's revenues are generated from sales of computer software, integrated computer software and hardware systems, systems integration and implementation services, and software and hardware support services. The Company's ability to produce high quality software for complex business applications has resulted in the development of both custom systems to fit the needs of particular clients and standard packages suitable for industry-wide applications. The Company markets a number of products, including DOCS Open and CyberDOCS, document management software products designed to accommodate requirements of a diverse range of document users; SearchServer and DOCSFulcrum (formerly known as Fulcrum Knowledge Network) designed to improve the ability to find and categorize information from a variety of data sources; CMS OPEN, a professional office management system which runs on a variety of hardware platforms and with a number of operating systems; CompInfo LawPack, a case management system for corporate and government law departments; BillWiz and LawPack Connect, EDI software packages for electronic transfer of law firm billing information to CompInfo LawPack and Case Open, a case management system for law firms. The Company is expanding its sales and marketing efforts for its document and knowledge management products into over 40 countries in Europe, the Asia-Pacific region, South and Central America and the Caribbean and intends to continue expanding its sales, marketing and development activities with respect to these products.

CMS/Data is a software developer and systems integrator which designs, develops, markets, installs and supports integrated turnkey law and other professional office computer systems. In March 1989, CMS/Data introduced Document Organization and Control System software ("PC DOCS"), a document management product designed to assist in managing the filing, retrieving and archiving of documents produced in WordPerfect word processing software on networks. In 1990, PC DOCS, Inc. was incorporated to operate this business and, in 1995, PC DOCS, Inc. moved its head office to Burlington, Massachusetts.

CompInfo was formed in 1978 by data processing professionals who provided software consulting services to Fortune 2000 companies and large financial institutions. In 1980, CompInfo developed a law firm accounting system known as LawPack. This system has evolved over the years into CompInfo LawPack for Windows, a legal matter management system.

Fulcrum was formed in 1983, acquired by Datamat Ingegneria dei Sistemi S.p.A. ("Datamat") in 1990 and completed its initial public offering in 1993. Fulcrum develops, markets, licenses and supports software that indexes and retrieves information in electronically-stored documents, and software that manages the knowledge of a corporation's various databases.

Globus owns, manages and publishes directories of organizations, registrars and consultants related to the ISO industry.

Quartex specializes in retail information management systems for university book stores.

The Company's enterprise document and knowledge management systems are distributed in Canada by PC DOCS Canada Inc. and in Asia by PC DOCS Asia. PC DOCS Europe distributes the Company's products throughout Europe.


                                INDUSTRY OVERVIEW

Industry Background

Commencing in the mid-1980s, the computer industry underwent a significant transformation as PCs began to replace traditional minicomputer and mainframe systems that operated with closed proprietary software systems. This transformation has led to the proliferation of networked computing systems consisting of local and wide area networks which connect multiple PCs in one location and across multiple locations through powerful servers. As organizations began to shift their business-critical applications to PC networks, a need arose for sophisticated, open architecture software solutions that could operate in a client/server environment and across a variety of computing platforms. Concurrently with these changes in computing systems came the increasing market acceptance of structured query language ("SQL") database technology and the widespread use of personal productivity applications such as word processing, spreadsheets and presentation graphics.

As the means of computing changed, the variety and use of both structured and unstructured data within organizations grew. Structured data, such as sales records, inventory data or accounting and billing information, is typically stored in tables in traditional database management systems. Unstructured data, such as word processing, spreadsheet, CAD, image, graphics and multimedia files, is produced by a myriad of desktop and professional applications. Unstructured data typically exists in hard copy as well as in a multitude of electronic data types and file formats. In a typical corporate environment, unstructured electronic documents are created, modified, distributed and stored using multiple software systems which run on a variety of different platforms that may be geographically dispersed, with little compatibility or data sharing capability between systems.

In recent years, the Internet has emerged as an increasingly important medium for communications and information publishing. The Internet and the World Wide Web have dramatically increased the volumes of unstructured information available in organizations today. As well, Internet technologies are having a significant influence on the configuration of network computing environments as organizations are increasingly adopting private "intranets" based on Internet data formats and communications technologies to connect geographically dispersed networks and information repositories. Although the Internet and corporate intranets have given users widespread access to new sources of unstructured information, the tools available for harnessing, managing and controlling that 1information are limited.

Many organizations have begun to recognize that a competitive advantage can be gained from the more effective use of available information, in particular, by the rapid searching of text or other unstructured information contained in internal or external databases, including through the Internet.

Enterprise Document Management Systems

The proliferation of relational database management systems enabled the effective management of much of the structured data within large organizations. However, these systems are not designed to manage the complexity and variety of unstructured data, resulting in inefficiencies in document-related processes that hamper productivity at the individual, team, department and enterprise levels. Without an effective means of searching for and reusing unstructured enterprise information, individuals are often forced to recreate documents, duplicating effort and increasing the risk of error and inconsistency. As a result, individuals are spending a disproportionate amount of their time locating, assembling, processing and duplicating data rather than engaging in more productive activities. In addition, today's PC users often work in collaborative teams which are geographically dispersed and use different client platforms. The lack of effective tools for communicating and sharing information across organizational and geographic borders and for automating workflow among individuals makes group collaboration even more time-consuming, inefficient and error-prone. In order to resolve these problems, several vendors have come forth in recent years with Enterprise Document Management (EDM) technologies. EDM systems provide a means to store, easily locate and retrieve document-based information throughout the document's life cycle. An effective document management system must be able to operate in a heterogeneous computing environment, permit users to collaborate and contribute information across enterprise and geographic boundaries and be flexible enough to adapt to emerging hardware and software platforms, including the Internet and intranets. In addition, the ability to create libraries for secure document access and retrieval based on a variety of criteria, to maintain a record of user activity and to control multiple document versions is essential. While a number of technology suppliers have developed proprietary software systems to address these challenges, many of these solutions serve only single applications (for example, word processing) and individual environments (for example, a single network operating system) and therefore do not address enterprise-wide concerns.

Information Retrieval and Knowledge Management Systems

Information Retrieval (IR) software builds a comprehensive index of all terms that appear in documents, which can then be searched in their original format for relevant information. Unlike traditional database management systems, IR does not require information to be rigorously structured before it is stored and later accessed. Typically embedded as a core component within a larger EDM software solution, IR technology provides an effective mechanism for retrieving documents based on their content without needing to know where specifically on an organization's networks they may be physically stored.

As the technologies of EDM and IR have evolved within the context of the new challenges and opportunities presented by the emergence of the Internet, many organizations have started to seek better ways to leverage these core technologies and take better advantage of their collected organizational knowledge. Knowledge Management is the process of capturing an organization's collective expertise, wherever it resides, in databases, EDM systems, workgroup servers (such as Lotus Notes and Microsoft Exchange Server) or on paper, and distributing this expertise automatically to the users who most need access to it. Knowledge Management systems combine advanced document management technology, sophisticated information retrieval and innovative content analysis techniques, leveraging the collective knowledge and experience of an organization to accelerate innovation and sharpen competitive edge.

Professional Time-Based Information Management Systems

Professional services organizations, such as legal, accounting and consulting firms, have historically relied on time-based information management systems to keep track of the revenues, costs and expenses relating to their professionals' billable activities. Traditionally, these organizations primarily used closed, host-based systems that limited access by individuals to information within and across the organization. In addition, these legacy systems were inflexible and could not be readily customized to meet the ongoing challenges of changing organizational structures and competitive environments. Moreover, the proprietary nature of these systems did not allow for integration with popular personal computer applications increasingly used by professionals within these organizations.

With the shift to network-based computing, a need arose for systems which allow for on-line, real-time access by professionals to the organization's financial management infrastructure, and which can be integrated with the organization's existing hardware and software applications. As professional services industries have become more competitive, it has become increasingly important for information within organizations to be readily available, and quickly and accurately collected, analyzed and dispersed.


                             BUSINESS OF THE COMPANY

Since its inception in 1977, the Company has been developing and selling software packages and integrated computer systems to clients in a wide variety of industries throughout the world. The Company's ability to produce high quality software for complex business applications resulted in the development of both custom systems to fit the needs of particular clients and standard packages suitable for industry-wide applications. While packaged software can meet many of a client's needs, there are often critical parts of its business that do not lend themselves to "off-the-shelf" solutions. In such cases, clients often prefer to buy complete integrated systems, purchasing both hardware and software from a single source.

The Company has established teams of employees who are familiar with clients' businesses and information needs, and are able to provide ongoing support services ranging from assistance in the day-to-day operation of systems to problem solving and the development and implementation of enhancements. Revenues generated from software support services are an integral part of the Company's business.

The Company also resells hardware and software products of third parties, and provides project management services, training services and conversion services.

The Company's revenues in accordance with U.S. generally accepted accounting principles ("GAAP") by sales type were as follows:


                                                    FOR THE YEARS ENDED JUNE 30
                                                    ---------------------------
                                                1998           1997           1996
                                              --------       --------       --------
                                                          (in thousands)

Software sales                                $ 76,198       $ 52,387       $ 51,458
Software support, services and other sales      54,831         36,837         21,430
Hardware sales                                   2,347          3,018          6,622
Interest and other revenues                      3,053          3,932          1,663
                                              --------       --------       --------

                                              $136,429       $ 96,174       $ 81,173
                                              ========       ========       ========

Revenues in accordance with U.S. GAAP by country in which the Company's customers are located were as follows:


                                          FOR THE YEARS ENDED JUNE 30
                                          ---------------------------
                                      1998           1997           1996
                                    --------       --------        --------
                                                (in thousands)
Canada                              $ 15,805       $ 10,423        $  8,483
United States                         85,527         68,242          66,850
Other Foreign                         35,097         17,509           5,840
                                    --------       --------        --------
                                    $136,429       $ 96,174        $ 81,173
                                    ========       ========        ========

Throughout its 21 year history, the Company has maintained a pattern of growth through expanded markets and acquisitions. The Company designs and markets integrated systems to law firms, other professional firms, corporations, government agencies and college bookstores in North America. The Company's document and knowledge management software is marketed in North America, Europe, Australia, New Zealand, the Asia-Pacific region, South and Central America and the Caribbean, the Company's time-based information management software is marketed in North America, Europe, South Africa and parts of the Asia-Pacific region, and the Company's case and matter management software is marketed in North America. The Company's client base generates revenues from installation, training, consulting, programming, software support and first line support service for hardware problems.

PRODUCTS

The Company develops, markets and supports both client/server and Internet-based document management , knowledge management and professional information management systems. The Company also supports its retail information management systems and resells third-party hardware and software components that operate with certain of its products.

The Company's development work during the past year was based on open systems hardware platforms and client/server architecture, and a three-tier architecture supporting thin clients. The software provides the user with the capability of making requests for data on the server through a Windows-based or Internet browser client, using SQL. These applications are able to interface with third-party software such as Microsoft Office and other information systems.

ENTERPRISE DOCUMENT MANAGEMENT SYSTEMS

The Company's best known product, DOCS Open, is a client/server EDM system which enables organizations to organize, access and share unstructured electronic data across an enterprise, including on multiple hardware, operating systems and database platforms. DOCS Open has a search and retrieval capability which can be based on a document profile containing a variety of customizable information fields which describe the key attributes of each document, such as author, project name or security classification. Document searches may incorporate these attributes, as well as words contained within the document itself. DOCS Open is integrated with many commonly used desktop applications, including those offered by Microsoft, Lotus Development Corporation, a division of IBM Corporation ("Lotus") and WordPerfect, a division of Corel Corporation Limited. Additionally, the product's open architecture enables it to operate on popular network operating systems, including Novell, Microsoft and Banyan, to support the leading SQL databases including Oracle, Sybase and Microsoft NT SQL Server.

The emergence of the Internet and, in particular, the World Wide Web has brought organizations' networking and electronic document management needs to the forefront. Organizations are being challenged to find ways to take advantage of the near universal access to document-based information that the Web provides. In addition, Internet technologies deployed within corporate computing environments ("intranets") have provided a new framework for the cost-effective deployment of information systems and related applications.

During the past year, the Company has focused on the development of an expanded product architecture that integrates Web-based document management into the current client/server environment. The DOCSFusion Server, released in December, 1997, is based on a server-centric, thin-client architecture. DOCSFusion Server is the first in a new line of server-based products from the Company that will integrate the DOCS Open document management architecture with additional applications running on both servers and clients. The Company believes that by delivering products based on the DOCSFusion platform, that are easier to install, to use, to deploy and to support in a corporate Intranet environment, it now has an opportunity to reach a broader market and deliver products in higher volume.

System Architecture

DOCS Open has been designed with a modular architecture which enables it to scale as the network grows in size and complexity, to operate in a multiple-platform environment, to adapt to changes in technology and to utilize fewer administrative resources. The core of the DOCS Open and DOCSFusion architecture is the concept of a "library", which consists of three components: one or more document servers, which secure the electronic files stored in DOCS Open or DOCSFusion; a library server, which consists of a SQL relational database management system (Sybase, Microsoft NT SQL Server or Oracle) which stores the document "metadata"; and full text index servers which store a real-time index of text in each document stored in the EDM system.

By using object-oriented programming techniques, DOCS Open and DOCSFusion insulate the underlying complexity of the network and system infrastructure so that users see a managed and uniform environment of organized libraries of information, rather than an unorganized array of disk drives, file names and database fields. Further, the distributed nature of the software gives implementers flexibility to configure the system in a multi-tier network of clients and servers, enabling more of the computing power of the network to be utilized for high performance.

Many companies today operate in a mixed network environment in which users can simultaneously reside on the corporate LAN or WAN, the Internet, intranets, extranets or in mobile environments. The expanded, multi-tier architecture, together with DOCSFusion Server, enables organizations to provide a single, unified environment for all users, allowing them to access the document management system from the client that is most convenient for them.

The first client interface to DOCSFusion Server, CyberDOCS, Web-enables DOCS Open to deliver full document management functionality over an intranet, extranet or the Internet. CyberDOCS 2.0, released with DOCSFusion Server in December 1997, includes functionality such as: check-in/check-out, searching across multiple repositories, audit history, document creation and full customization capabilities. With DOCSFusion Server and CyberDOCS, users can choose multiple points of entry to corporate documents. As a result, users have access to the same document repository whether they are using the DOCS Open Power Desktop or any Web browser running CyberDOCS.

DOCS Open 3.7 and DOCSFusion 2.5

DOCS Open 3.7 and DOCSFusion 2.5, the current versions of the Company's document management software, provide enterprise-wide scalability and enable users to share, manage and control documents within an organization, across divisional and geographical borders. DOCS Open 3.7 is a 32-bit product designed specifically for Windows 95 and NT 4.0 desktops. Also available is DOCS Open 3.5, a 16-bit product version for Windows 3.x desktops. DOCSFusion 2.5 centralizes the full range of DOCS Open features at the application server level and enables powerful document management seamlessly across a mix of different client environments - from Windows PC's to Web-browsers. New document management functionality in DOCS Open 3.7 includes an Open Full Text Retrieval API, PDF indexing for full text searching, PDF viewing, viewing support for document headers and footers, and activity log purge utility. DOCSFusion 2.5 is a high-performance, stateless server process for Windows NT servers, featuring DCOM connectivity, a fault tolerant architecture, configurable SQL connection pooling, server side caching, simultaneous multi-repository searching and many other advanced features.

The list price for a typical 100-seat installation of DOCS Open 3.7 or DOCSFusion 2.5, which includes a SQL database server and certain add-on products, ranges from approximately US$50,000 to US$80,000.

Certain of the core features of DOCS Open 3.7 and DOCSFusion 2.5 include:

Security: Secures documents to seven access control levels, thereby allowing users to limit access to documents and restrict what actions may be performed.

Check-in/check-out: Enables users to log documents off the network and lock them so they are temporarily uneditable by other users.

Version control: Enables users to store up to 99 versions and 26 subversions of a document.

Full-text retrieval: Enables users to create searches incorporating elements such as relevancy ranking, proximity to words or phrases, "sounds like" and fuzzy logic. This technology also supports multiple index servers thereby allowing enterprises to scale easily to accommodate an enterprise's indexing requirements.

Document usage history: Provides the capability to log activities performed on a document and to record who performed those activities.

DOCS Designer: Provides an interactive tool for customizing certain DOCS Open screens and database fields.

Storage management: Allows documents to be deleted, archived to tape or stored on optical disk at the user's option or automatically after a pre-determined period of time.

Enterprise administration: This feature is designed to ease the administration of large networks in heterogeneous environments by allowing systems administrators to manage NT and Novell users simultaneously within a common administration scheme.

The Company has also introduced a group of complementary add-on products designed to build upon the core functionality of DOCS Open 3.7 and DOCSFusion
2.5. These products include:

DOCS Document Sentry Agent (DSA): Provides an added layer of configurable security for DOCS Open libraries.

DOCS Unplugged: Extends full DOCS Open functionality to mobile computer users and to desktop users when they are not connected to their network. Changes made to checked-out documents are automatically resynchronized when the documents are checked back into the network.

DOCS Interchange for Microsoft Exchange: Enables DOCS Open users to publish documents stored in a DOCS Open library to specified public folders in Microsoft Exchange.

DOCS Interchange for Lotus Notes: Allows users to replicate documents from DOCS Open libraries to a Lotus Notes database, while still maintaining links between replicated copies.

DOCS Development Kit (DDK): Enables developers and system integrators to build customized applications for DOCS Open with an object-oriented tool set.

DOCS Enterprise Suite

The convergence of complementary document management technologies - imaging and routing - has created an opportunity for organizations to extend the functionality of document management to a broad range of strategic business processes. DOCS Enterprise Suite enables organizations to take advantage of these technologies. DOCS Enterprise Suite combines DOCS Open, DOCS Imaging and DOCS Routing into one integrated product and provides a single source for enterprise document management, ad hoc imaging and serial and parallel routing. This combination enables users to manage critical corporate data, capture digitized images and route documents to others directly from the DOCS Open Power Desktop or a different desktop application.

DOCS Imaging: Enables DOCS Open users to integrate and manage scanned documents, faxes, OCR text, and other electronic images on their network.

DOCS Routing: Enables DOCS Open users to logically route documents for review and approval, incorporating comments and providing status checks.

INFORMATION RETRIEVAL AND KNOWLEDGE MANAGEMENT SYSTEMS

The Company's products in the IR and KM sector are available on many different hardware platforms and operating systems, including Windows, Windows NT, a wide variety of UNIX-based systems and Macintosh. The Company's software supports the development of applications employing many graphical user interfaces such as Windows, OSF/Motif, and Macintosh.

The Company's IR and KM products include:

SearchServer.

SearchServer is an SQL-based family of high-performance indexing and retrieval software products. Fulcrum first introduced SearchServer in April 1993 and the Company currently markets version 3.7, which began shipping in March 1998. SearchServer incorporates the Company's core indexing and retrieval engine. These products allow MIS professionals and third party application developers, particularly those familiar with the SQL programming language, to prototype and implement text-retrieval solutions that can be deployed in corporations and other large organizations. SearchServer is designed to allow developers to build a wide variety of IR applications that are easy to use. These applications include customer service, corporate publishing, regulatory submissions and litigation support and may take advantage of the Company's Intuitive Searching feature, which enables end-users to search for and retrieve information in a natural and instinctive way using words, phrases and representative passages of text.

SearchBuilder.

The SearchBuilder series of products features high-level graphical development tools for integrating SearchServer in custom application solutions for the Windows desktop. Fulcrum supports a variety of leading application development environments such as Microsoft Visual Basic and Visual C++.

DOCSFulcrum.

Formerly known as Fulcrum Knowledge Network, DOCSFulcrum is the Company's latest Knowledge Management solution. This product ties together information stored in diverse repositories and formats such as Lotus Notes, Microsoft Exchange Server, Web sites, file systems, document management systems, databases, and more. These sources are gathered together into a common information model called a Knowledge Map, which presents diverse information sources as a logical, unified folder hierarchy. The Knowledge Map can be customized for the enterprise presenting a logical "business view" of all available information, insulating users from the need to concern themselves with the physical location or access requirements of individual data sources. Users can also create personalized views of the various information sources by creating personal folders that match their own areas of responsibility.

Some other key features of the DOCSFulcrum solution include:

ProActive Agents. With ProActive Agents, users can create software "agents" that monitor specific information sources and bring back relevant information based on the user's predefined retrieval criteria and keywords.

Document Summarization. For intranet users, DOCSFulcrum's WebFIND! interface provides the option to preview large documents with an automatically generated one-page abstract of the retrieved item. Document summarization lets users know instantly whether or not a particular document is the one they were looking for, without needing to open the full document.

Intuitive Searching. DOCSFulcrum's Intuitive Searching allows users to search for new items similar to each other, using a simple "find more items like this" query. Through this feature, an existing paragraph or an entire document can be used as the basis of a new query. Results are returned with the relevant sections of each document highlighted for easy identification.

Administration. DOCSFulcrum is Microsoft BackOffice certified, and tightly integrated with the Windows NT Server architecture. The entire DOCSFulcrum system can be administered from a single computer, even remotely. DOCSFulcrum tracks and logs user and system activities through integration with Windows NT features like NT security, Event Log, and Performance Monitor.

Web Searching. From a Web browser, users can issue search queries that span multiple and different information sources, including corporate intranet and external Web sites. The result list ranks the documents according to their relevance. FulView, an ActiveX control included with the DOCSFulcrum product, provides high-fidelity viewing of HTML, office file formats and PDF's with the search terms highlighted. DOCSFulcrum also includes a Web scanner to traverse internal and external Web sites and return a list of relevant site addresses
(URLs) to the indexing engine so that documents from external Web sources are available to the user for searching.

INFORMATION MANAGEMENT SYSTEMS FOR PROFESSIONALS

The Company develops, markets and supports information management systems for professionals. Its principal products in this area include:

CMS OPEN

CMS OPEN, released in May 1995, is the successor to a product family which included CLO*2 and was first developed in 1978. This system automates, streamlines, organizes and reports on the activities and operations of professionals such as lawyers and accountants engaged in time-based billable activities. It is compatible with multiple operating systems, relational databases and hardware platforms, including Microsoft Windows NT, UNIX, Microsoft NT SQL Server and Sybase. CMS OPEN consists of a number of software modules, including financial management, information management and practice management, which are designed to work together and share a common database. The software can operate independently or be integrated with other products, including DOCS Open and systems developed by other vendors. CMS OPEN is targeted for sale to professional service markets such as law firms, accounting firms and other organizations which operate on a time-based billing financial model, ranging in size from 20 to more than 1,000 timekeepers. With CMS OPEN, the Company also offers practice management software modules which include document assembly, records management and marketing functions. The list price for a typical installation of the complete CMS OPEN system (without hardware) for 80 to 100 professionals is approximately US$150,000.

The CMS OPEN system includes the following core modules:

Time Accounting: Enables the addition, modification, transfer or deletion of time entries and allows an unlimited number of fee rates to be defined within an organization with specifics regarding timekeeper ranks, timekeepers, client matters and/or action codes. Using an on-line calendar, a user can review total billable hours by month and add new time entries without leaving the system.

Client Disbursements: Enables the addition, modification, transfer or deletion of disbursement entries and classifies and reports disbursements based on the status of the matter or the disbursement type.

Billing: Allows organizations to utilize the Company's DocuDraft document assembly engine to format bills in Microsoft Word and WordPerfect, while protecting the integrity of the organization's accounting information.

Accounts Payable: Enables users to process and schedule incoming invoices for payment and includes a check-writing feature for the automatic printing of checks on a prescheduled basis.

General Ledger: Provides for the automatic posting of journal entries from all CMS OPEN accounting applications, thereby ensuring data integrity throughout the system, and permits additional functions which can be tailored for user-specific needs.

The Company also offers a number of optional add-on modules which are designed to complement CMS OPEN. These add-on modules include:

Conflicts of Interest: Enables users to identify potential conflicts as new clients and matters are brought into a professional service organization. This system's tracking capability allows for more complete conflict searching on various levels and criteria.

Calendar Management: Provides a central calendaring module for all practice areas and applications and includes individual, group, firm, matter and client calendar applications.

MarketSense: Tracks current and prospective client information based on a variety of criteria. With the mailing list management feature, MarketSense eliminates the labor-intensive tasks involved in wide-based mailings.

Records Management: Simplifies the file check-in, updating and transfer process by tracking files from the date of creation to their closure and destruction.

Mobile Time and Expenses: Provides the full functionality of time accounting on a remote or laptop computer. Synchronization allows the central system to be updated with information.

CMS ALERT!: Push technology that enables clients to establish business rules and automatically receive e-mail notification of pre-established conditions.

The Company also offers a series of tools for the customization of the CMS OPEN system to address specific customer requirements. These tools include a specialized menu application which assists users in learning and moving through the system; Inquiry Painter, which enables easy construction of information queries in various levels of detail; Report Writer, which enables the creation of tailored reports as required by different departments or users within an enterprise; Screen Painter, which allows users to customize a screen in CMS OPEN based on the specific requirements of the user; and Data Dictionary Editor, which provides a means to supplement the structure of a database with additional firm-specific information.

While the Company no longer actively markets CLO*2, it continues to provide enhancements for this product and support to its existing CLO*2 customers.

CompInfo LawPack

CompInfo LawPack is a case and matter management software solution for Fortune 2000 companies, regulatory bodies and government agencies. This product was originally developed for the legal departments of large corporations to track outside legal expenses, manage caseloads and generally organize information within a department. This product was subsequently standardized for general distribution and expanded to include modules for time recording, file room management, corporate secretary management, departmental chargebacks, case management, docket control, accounts payable, task-based billing, matter budgeting and electronic transfer of outside counsel billing data. CompInfo LawPack features a client/server architecture utilizing standard SQL databases and provides greater flexibility, increased scalability and reduced network traffic. The cost of the CompInfo LawPack software system license for a typical 70 seat installation ranges between approximately US$80,000 and US$110,000.

The Company markets and supports BillWiz and LawPack Connect, software products that work with CompInfo LawPack and allow corporate legal departments to receive invoices electronically from law firms and compare budgeted matters to actual expenses in a variety of formats.

RETAIL INFORMATION MANAGEMENT SYSTEMS

The Company's Quartex retail information management system is an enterprise-wide, point-of-sale inventory management and financial management software product used by university bookstores. This system provides the retailer with full financial reporting capabilities, complete customer profiling and the ability to analyze customer buying patterns, check merchandise movement, perform payment analysis, make real-time credit limit adjustments and gather information relating to customers' accounts.

THIRD-PARTY HARDWARE AND SOFTWARE

For the convenience of its customers who are seeking a turnkey system solution, the Company resells hardware components which work with its CMS OPEN systems. Also, in connection with its sales of DOCS Open and DOCSFusion, the Company offers various third-party software products from vendors such as Microsoft, Sybase and Oracle.

SALES AND MARKETING

The Company offers its products in North America through multiple sales channels which include a direct sales force, integrators, resellers and value-added application developers. The Company currently markets and sells its document and knowledge management software principally through a network of integrators and resellers which sell, customize, deploy and support its products. This network includes a select group of "premier partners" who exclusively market and sell the Company's enterprise document and knowledge management products. The Company's direct sales force works closely with the integrator and reseller network to identify and generate customer leads. In addition, in the case of significant sales, the Company supplements the efforts of its integrators and resellers with a team-based approach which includes the Company's technical and sales personnel. On September 30, 1998, the Company's sales and marketing force consisted of 248 (266 as at June 30, 1998) persons.

The Company utilizes a network of third-party, value-added application developers to supplement its sales efforts. These developers build products which work in conjunction with DOCS Open, DOCSFusion and other products, and which address specialized applications within the Company's markets, thereby broadening the reach of the Company's sales efforts. These developers market and sell the Company's products concurrently with their own products using the Company's integrators and resellers as well as their own marketing channels. The Company believes that fostering development of these add-on products by third-party application developers results in an expanded range of solutions for potential customers across a variety of vertical markets. The Company has strong alliances with industry leaders such as Microsoft, Digital Equipment Corporation ("Digital"), NEC, Sybase, Oracle and Unisys. In October, 1998, the Company was awarded, for the second consecutive year, the annual Microsoft Industry Solution Award for the Best Document Management solution. To support its sales force, the Company conducts comprehensive marketing programs, which include public relations, telemarketing seminars, trade shows, advertising, Web-based marketing, education and user group conferences, including its annual user and partner conference, DOCSummit.

The Company's professional information management systems are sold primarily through the Company's dedicated direct sales force. More recently, the Company has begun to market CMS OPEN through reseller channels outside North America. Further, the Company also has sales relationships in connection with its professional information management products with companies such as Microsoft, Sybase, Digital and Hewlett-Packard.

Internationally, the Company sells its document and knowledge management products through independent distributors who sell into over 40 countries. These distributors generally localize the Company's products, including translation of software and documentation and provision of local language support services, and distribute the products through direct and indirect sales and marketing channels similar to those employed by the Company in North America. In some cases, distributors are given sole distribution rights within a geographic area in exchange for marketing and sales commitments. The Company sells its CMS OPEN products to customers outside of North America through PC DOCS Europe and independent distributors and resellers.

The sales cycle for the Company's products varies depending upon the product and the customer, but typically ranges from six to 12 months. The Company generally experiences lower sales during the summer months of July and August and higher sales in the fourth quarter to June.

SERVICE AND SUPPORT

The Company believes that a customer's decision to purchase its products is based in part on the service and support provided by the Company and its network of third party distributors, integrators and resellers. The Company, and/or its integrators and resellers, provides software support, installation assistance, training support, project management services and consulting services. Software support services for the Company's document and knowledge management products, consisting of telephone hotline assistance and software upgrades, is available in the form of annual maintenance agreements. Approximately 70% of customers choose to purchase such services. The Company's professional information management systems customers must purchase support services from the Company at the time of sale. The Company's annual support service fees typically range from 15% to 20% of the total list price for the system purchased. The Company also provides field-based services for integrating and deploying CMS OPEN and CompInfo Lawpack for direct sales customers. As of September 30, 1998, the Company had 273 (250 as at June 30, 1998) employees providing customer service and support in addition to that provided by the Company's distributors and resellers.

RESEARCH AND DEVELOPMENT

The Company commits substantial resources to research and development in order to maintain and enhance the competitiveness of its existing products and to develop new products that meet the rapidly changing requirements of its marketplace. The Company's current software development efforts are focused primarily on software enhancements and upgrades to all its products, as well as expanding its family of document and knowledge management software products, particularly for the Microsoft Windows NT desktop and server, Microsoft SQL Server, Microsoft Exchange and the complete BackOffice environments. In addition, the Company continues to focus its development efforts on enhancing its products' ability to operate on the Internet and the World Wide Web. These capabilities include the ability to search, access and publish documents on the Internet and to engage in secure document management and financial information transfer over the Internet and corporate intranets.

The Company conducts its research and development activities at its facilities located in the United States and Canada. As at September 30, 1998, the Company had 249 (266 as at June 30, 1998) employees engaged in research and development. The Company's total research and development spending was $13.2 million, $20.0 million and $27.7 million, respectively, for the three years ended June 30, 1998.

INTELLECTUAL PROPERTY

The Company has not applied for any patents relating to any of its software because it does not believe that patents would provide meaningful protection. The Company regards its software as proprietary and relies for protection upon trade secret and copyright laws and non-disclosure agreements with its employees as well as restrictions on disclosure and transferability contained in its software license agreements with its customers.

The Company's practice is to seek trademark protection for the names of its major products. The Company together with its subsidiaries owns approximately 57 trademarks, including the following: BillWiz, Case Open, CLO, CLO*2, CMS, CMS/Data, CMS OPEN, CompInfo LawPack, Corporate Manager, CyberDOCS, CyberDOCS Routing, CyberRouting, DOCS, DOCS Designer, DOCS Development Kit, DOCS Document Sentry Agent, DOCS Enterprise Suite, DOCS Esq, DOCS Explorer, DOCSFulcrum, DOCSFulcrum Server, DOCSFusion, DOCSFusion Routing, DOCS Imaging, DOCS Interchange, DOCS Mobile, DOCS Open, DOCS Routing, DOCSummit, DOCS Unplugged, DocuDraft, The Global Leader In Time And Billing Solutions, Knowledge Enterprise Server, Know. Decide. Succeed!, The Knowledge Management Company, LawPack, LawPack Puts Law In Order, Lawpack Connect, Link To The Future, MarketSense, Orion, PC DOCS, PC DOCS Fulcrum, PC DOCS Group, PC DOCS Open, Power Desktop, PowerDOCS, Quartex and SmartDOCS.

The Company has also obtained licenses for certain protected technology from other companies for use in its products.

EMPLOYEES

As at September 30, 1998, the Company employed 886 (905 as at June 30, 1998) full-time employees of whom 544 (549 as at June 30, 1998) were employed in the United States. None of the Company's employees is covered by a collective bargaining agreement.

CUSTOMERS

The Company's customers consist of organizations in a wide range of markets, including professional and financial services, government, manufacturing, consumer products, utilities, communications and pharmaceuticals. These customers have implementations ranging from team and department use to enterprise-wide deployment. There is no single customer that accounts for 10% or more of the Company's consolidated revenues.

COMPETITION

The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's products are targeted at the emerging market for open, client/server and thin-client software solutions, and the Company's competitors offer a variety of products and services to address this market. The Company's products currently encounter direct competition from a number of public and private companies or divisions thereof, including, in the case of document and knowledge management software, Documentum, FileNet, Open Text, NetRight Technologies, Verity, Dataware and Lotus, and in the case of the Company's professional time-based information management products, Elite, Barrister, CABS and CompuTrac. Certain of these competitors (together with their parent companies) have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than the Company. With respect to case and matter management systems, the Company's direct competitors include Law Manager, Mitratech and Legal Edge.

In addition to the Company's current competitors, the Company may face competition from new competitors. These competitors may include relational database management systems vendors, such as Oracle and Sybase, and operating system and application vendors such as Microsoft and Netscape. Certain of these companies currently conduct joint marketing activities with the Company.

The Company believes that the principal competitive factors affecting its markets include product features, including performance, reliability, flexibility, adaptability, scalability, ability to integrate with third party products, functionality, ease of use and security, as well as product reputation, quality, price and customer service and support. Although the Company believes that it currently competes favorably with respect to these factors, there can be no assurances that the Company can maintain its competitive position with respect to its current and potential competitors.

ITEM  2.  DESCRIPTION OF PROPERTY

All the Company's facilities are comprised of leased office space. The Company's principal and head office (18,460 square feet) is located in Toronto, Ontario and it has a second Canadian office (39,964 square feet) in Ottawa, Ontario. The Company has two offices located in Tallahassee, Florida (21,800 and 14,900 square feet, respectively), an office in Burlington, Massachusetts (30,800 square feet), an office in New York City (16,500 square feet) and an office in San Francisco, California (2,933 square feet). In Europe, the Company has an office in Watford (7,700 square feet), is in the process of leasing an office in Central London (2,994 square feet) and has an office in Paris, France (6,552 square feet). In Australia, the Company is in the process of leasing an office in Sydney (2,330 square feet). The Company also has small offices in Tokyo, Rome, Milan, Frankfurt and Washington, D.C. All of these premises are adequate for the Company's present needs and all leases are at market rates.

ITEM  3.  LEGAL PROCEEDINGS

There are currently no material pending legal proceedings to which the Company is a party or to which any of its properties is subject. No material legal proceedings involving the Company are pending, or, to the knowledge of the Company, contemplated, by any governmental authority.

ITEM  4.  CONTROL OF REGISTRANT

To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

To the knowledge of the Company based upon public filings, no person, including any corporation or government, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding common shares other than Datamat, which exercises control over 2,366,931 shares of the Corporation, representing, as at September 30, 1998, 10.18% of the outstanding common shares.

To the knowledge of the Company, as at September 30, 1998, the directors and officers of the Company and its subsidiaries beneficially owned, directly or indirectly, approximately 7% (1,549,889 shares) of the issued and outstanding common shares of the Company.

On January 26, 1998, the Company made an offer (the "Offer") to purchase all of the outstanding shares of Fulcrum which was completed on March 10, 1998. In connection with the Offer, the Company entered into a lock-up agreement (the "Lock-Up Agreement") dated December 22, 1997, as amended, with Datamat, the then majority shareholder of Fulcrum, pursuant to which Datamat agreed that, for a period of five years from the date upon which the shares of Fulcrum owned by Datamat were taken up pursuant to the Offer, (i) Datamat would not vote, in respect of any Common Shares received by Datamat in connection with the Offer, against any matters to be voted on by shareholders of the Company; (ii) Datamat would not acquire any additional Common Shares or other securities of the Company (except in limited circumstances) or take any action to acquire or affect the control of the Company; and (iii) so long as Datamat beneficially owns at least 7.5% of the outstanding Common Shares, one nominee of Datamat will be included in the slate of directors recommended by management to be elected to the Board of Directors of the Company at each annual meeting of the shareholders of the Company, provided that the nominee of Datamat is acceptable to the Company, acting reasonably, and provided that the name of such nominee is provided to the Company on a timely basis.

There are no arrangements, known to the Company, the effect of which may at a subsequent date result in a change in control of the Company.

ITEM  5.  NATURE OF TRADING MARKET

                          PRICE RANGE OF COMMON SHARES

The Company's common shares are traded on the NASDAQ National Market ("NASDAQ") under the symbol "DOCSF" and on The Toronto Stock Exchange ("TSE") under the symbol "DXX." The table below sets forth the high and low sale prices for the Company's common shares on NASDAQ and the TSE during the periods indicated. The reported last sale price of the common shares on September 30, 1998 on NASDAQ was US$3.75 and on the TSE was $5.70.

                                      PRICE RANGE OF COMMON SHARES

                            NASDAQ NATIONAL MARKET    THE TORONTO STOCK EXCHANGE
                           -----------------------    --------------------------
                                HIGH        LOW        HIGH                 LOW

YEAR ENDED JUNE 30, 1998
1st Quarter                US$ 6   5/8   US$ 5 1/4    CDN$  9.09       CDN$ 7.14
2nd Quarter                    7  7/16       4 7/8         10.25            6.80
3rd Quarter                    5 15/16       4 1/4          8.19            6.14
4th Quarter                    7  9/16       5 1/8         11.19            7.44

YEAR ENDED JUNE 30, 1997
1st Quarter                US$      21   US$12 3/8    CDN$ 28.00       CDN$16.20
2nd Quarter                     13 3/4       7 3/4         18.75           10.50
3rd Quarter                    10 3/16       6 1/2         13.90            9.00
4th Quarter                      7 1/2           5         10.10            6.50

As at September 30, 1998, to the knowledge of the Company, shareholders of record in the United States held approximately 62% of the issued and outstanding common shares of the Company.

ITEM  6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and bylaws with respect to the common shares of the Company.

                              INVESTMENT CANADA ACT

Under the Investment Canada Act, the acquisition of certain "businesses" by "non-Canadians" are subject to review by Investment Canada, a federal agency, and will not be allowed unless they are found likely to be of "net benefit" to Canada. An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is $5 million or more in the case of a "direct" acquisition or $50 million or more in the case of an indirect acquisition. Under the Free Trade Agreement between Canada and the United States, these thresholds have been increased for purposes of the acquisition of Canadian businesses by Americans or American-controlled businesses. A direct acquisition by an American is reviewable only if it involves the direct acquisition of a Canadian business with assets of $150 million or more (as adjusted annually since 1992 to reflect inflation dollar levels). Indirect acquisitions by Americans are no longer reviewable, regardless of the size of the Canadian business acquired. These increased thresholds do not apply to businesses engaged in certain foreign investments, sensitive activities such as oil and gas reserves or financial services. If the foregoing thresholds are not reached, the acquisition of a Canadian business by a non-Canadian will not be subject to review unless it relates to Canada's cultural heritage or national identity. Even if the transaction is not reviewable, a non-Canadian acquiror must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

                                 COMPETITION ACT

Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Act whereby notification of the transaction and specific information in connection therewith must be provided to the Director of Investigation and Research, Bureau of Competition Policy and the transaction may not be completed, in normal circumstances, until 21 days after the Director has received the information required under the Act.

A proposed transaction is subject to pre-notification only if the parties to the transaction together with their affiliates have assets in Canada that exceed $400 million in aggregate value or have gross revenues from sales in, from or into Canada, that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: 1) for an acquisition of assets in Canada (either directly or by means of a share purchase) where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds $35 million; 2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the shares of a corporation that are publicly traded, or in the case of a company of which the shares are not publicly traded, the threshold is 35% (and 50% if the acquiror owns 35% or more of the shares of the subject company prior to making the acquisition); or 3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

                             SHAREHOLDER RIGHTS PLAN

On October 2, 1995, the Board of Directors of the Company adopted a shareholder rights plan (the "Rights Plan") which was ratified and confirmed by the shareholders of the Company on November 28, 1995. The purpose of the Rights Plan is to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors of the Company time to consider alternatives to enhance the prospect that all shareholders will receive full and fair value for their Common Shares.

Pursuant to the terms of the Rights Plan, on October 10, 1995 (being the effective date of the Rights Plan) one Right was issued and attached to each outstanding common share. One Right also attaches to any subsequently issued common shares. The issuance of Rights is not of itself dilutive, does not affect reported earnings per share and does not change the way in which shareholders of the Company otherwise trade common shares. However, the Rights will separate from the common shares to which they are attached and will become exercisable at the time (the "Separation Time") that is eight trading days after the earlier of
(i) a person having acquired, or (ii) the commencement or announcement date or such later date as may be determined by the Board of Directors of the Company in respect of a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid"). To qualify as a Permitted Bid, a take-over bid must be made to all holders of common shares, other than the bidder, and must be open for 60 days after the bid is made. If at least 50% of the common shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. The bid must then remain open for a further period of ten business days on the same terms.

The acquisition by a person (an "Acquiring Person"), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Any Rights held by an Acquiring Person on or after the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase that number of common shares having an aggregate market price on the day of the Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price, the exercise price being equal to five times the common share trading price as at the Separation Time.

ITEM  7.  TAXATION

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of a common share by a holder (the "Holder") of one or more common shares who is resident in the United States of America and holds the common share as capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder and all amendments to the Tax Act publicly proposed by the government of Canada to the date hereof. It is assumed that each such amendment will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a withholding tax on every dividend that is or is deemed to be paid or credited to him on his common shares. Under the Canada-United States Income Tax Convention (1980), as amended by Protocols (the "Treaty"), the rate of withholding tax is 15%, other than where the Holder is a company that beneficially owns at least 10% of the voting stock of the company and beneficially owns the dividend in which case the withholding tax is 5% of the gross amount of any dividends paid.

Under the Tax Act, a Holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the common share as capital property used in carrying on a business in Canada, and that neither he nor persons with whom he did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the company at any time in the five years immediately preceding the disposition.

A Holder who otherwise would be liable for Canadian tax in respect of a capital gain realized on an actual or deemed disposition of a common share will be relieved under the Treaty from such liability unless:

     a) the common share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

     b)   the Holder:

          i) was resident of Canada for 120 months during any 20 year period preceding the disposition,

          ii) was resident of Canada at any time during the 10 years immediately preceding the disposition, and

          iii) owned the common share when he ceased to be a resident of Canada.

ITEM  8.  SELECTED FINANCIAL DATA

                               ANNUAL INFORMATION

The following selected consolidated financial information of the Company should be read in conjunction with the June 30, 1998 Audited Consolidated Financial Statements of the Company in accordance with U.S. GAAP and the Notes thereto, which are attached hereto.

(in thousands of dollars, except per share information)

                                                                       JUNE 30 (AUDITED)
                                                1998          1997      1996       1995       1994
                                                ----          ----      ----       ----       ----

FOR THE PERIOD ENDED
Total revenues                             $ 136,429      $ 96,174   $ 81,173     $51,616   $ 28,935
Earnings before writedowns, dilution           5,913         6,483     18,419       6,863     (4,468)
     gain, income taxes and minority
     interest
Net earnings (loss)                          (79,415)(1)     3,879     11,525(2)    6,461     (9,100)(3)

Earnings (loss) per common share (4)
     Basic                                     (3.79)(1)      0.20       0.73(2)     0.43      (1.09)(3)
     Diluted                                   (3.79)         0.18       0.63(2)     0.41    Antidilutive

AS AT PERIOD END
Total assets                               $ 185,294      $162,399   $150,244     $43,414   $ 19,774
Long-term debt, including bank loan,          22,044         2,228      2,102(5)      618        671
     long-term capital lease obligations
     and lease inducements

(1) Includes $92.8 million of pre-tax or $4.43 per share write-downs of product development costs, goodwill and restructuring and other unusual charges.

(2) Includes a merger charge of $3.9 million and related tax benefit of $2.7 million or $0.07 per share.

(3) Includes $5.1 million of pre-tax or $0.61 per share writedowns of product development costs, goodwill and investment tax credits.

(4) Per share information takes into account the one-for-four share consolidation which occurred April 11, 1994.

(5) Restated to conform with the financial statement presentation adopted for the fiscal year ended June 30, 1997.

REVENUES

Revenues for fiscal 1995 increased significantly to $51.6 million, up 79% over fiscal 1994, with increases apparent in all revenue categories and for virtually all operations.

Revenues for fiscal 1996 were $81.2 million, up $29.6 million or 57% compared with 1995, with increases again apparent in all revenue categories and for virtually all operations.

Revenues for fiscal 1997 were $96.2 million, up $15.0 million or 18% compared with 1996. Software support services and other sales increased by $15.5 million or 72%, while software sales increased by $0.9 million or 2%. Interest income and other revenues increased by $2.2 million or 136%. These increases were offset by a reduction in hardware sales of $3.6 million.

Revenues for fiscal 1998 were $136.4 million, up $40.2 million or 42% compared with 1997. Software support services and other sales increased by $17.9 million or 49% while software sales increased by $23.8 million or 45%. Hardware sales decreased by $0.7 million while interest income and other revenues decreased by $0.9 million.

NET EARNINGS/LOSS

The net loss for fiscal 1994 was $9.1 million. Included in the loss were $1.5 million for the write-down of certain product development costs and $3.5 million for the write-off of goodwill. The results also reflect the increased costs attributable to the building of the PC DOCS, Inc. infrastructure and continued development work on CMS OPEN.

Net earnings for fiscal 1995 were a record $6.5 million, attributable to the significant increase in revenues experienced in 1995 coupled with tight control over expenses.

Net earnings for fiscal 1996 were once again a record at $11.5 million. Included in the net earnings were a merger charge of $3.9 million and related tax benefit of $2.7 million. The results reflect a significant increase in revenues experienced in 1996 coupled with continued control over expenses.

The net earnings for fiscal 1997 were $3.9 million. The results reflect a continued increase in revenues experienced in 1997 which were partly offset by increased costs due to the expansion of the Company's marketing and sales organization.

The net loss for fiscal 1998 was $79.4 million. Included in the loss were restructuring and other unusual charges of $21.4 million, write-down of product development costs of $16.6 million and purchased in-process research and development costs of $54.8 million related to the Fulcrum acquisition. The results from operations reflect a significant increase in revenues and expenses over 1997 primarily due to the Fulcrum acquisition.

ASSETS

Total assets at year end 1995 amounted to $43.4 million, an increase of $23.6 million from $19.8 in 1994. Of this amount, $13.0 million was cash and short-term deposits, largely derived from the $10.8 million of equity issued during the year. Reflecting the significant increase in revenues in fiscal 1995, accounts receivable increased by $11.0 million from the prior year end.

Total assets at year end 1996 were $150.2 million, an increase of $106.8 million from $43.4 million in 1995. Cash and short-term investments were $95.9 million, an increase of $82.5 million largely derived from the US$59.2 million of equity issued in April, 1996. Reflecting the significant increase in revenues in fiscal 1996, accounts receivable increased by $15.3 million from the prior year end. A deferred income tax benefit of $2.7 million was recorded on the acquisition of DataRamp, Inc.

Total assets at year end 1997 were $162.4 million, an increase of $12.2 million from $150.2 million in 1996. Cash and short-term investments were $89.7 million, a decrease of $6.2 million. During fiscal 1997, the Company invested $1.7 million in its distributor for Asia and loaned $1.3 million to the distributor, which loan is currently repayable. Accounts receivable increased by $3.8 million from the prior year end reflecting the increase in revenues in fiscal 1997. In fiscal 1997 goodwill of $2.3 million was recorded on the acquisition of Quintec International Ltd. (now PC DOCS Group Europe Ltd.).

Total assets at year end 1998 were $185.3 million, an increase of $22.9 million from $162.4 million in 1997. Cash and short-term investments were $62.5 million, a decrease of $27.2 million. During fiscal 1998, the Company acquired Fulcrum and the Company's distributor for Asia, PC DOCS Asia. These acquisitions contributed to the increase in total assets. Accounts receivable increased by $39.5 million from 1997 primarily due to the increase in revenues and the Fulcrum acquisition. Acquired software of $3.0 million represents the estimated future income producing capabilities of software products acquired on the Fulcrum acquisition. Prepaid and other assets increased by $3.9 million from 1997 primarily due to the acquisition of Fulcrum. Product development costs decreased by $11.6 million as a result of the write-down made due to changing market conditions such as the shift of customers to internet-based products from client/server products.

LONG-TERM DEBT

During 1994, the Company received capital lease funding of $0.8 million and repaid capital lease obligations of $0.6 million, while in 1995, the Company received capital lease funding of $0.9 million and repaid capital lease obligations of $0.8 million.

Included in long-term debt as at June 30, 1996 were lease inducements of $0.4 million and capital lease obligations of $1.7 million.

Included in long-term debt as at June 30, 1997 were lease inducements of $1.4 million and capital lease obligations of $0.8 million.

Included in the long-term debt as at June 30, 1998 was a $20 million bank loan bearing interest at Canadian bank prime rate, repayable on March 9, 2000 and collateralized by a General Security Agreement providing a first charge on all corporate assets of Fulcrum other than real property, subject only to permitted encumbrances. The Company has guaranteed the repayment of the loan up to a maximum of $7.0 million.

Long-term debt also includes lease inducements of $1.3 million and capital lease obligations of $0.7 million

                              QUARTERLY INFORMATION

This information is derived from unaudited quarterly reports expressed in accordance with U.S. GAAP.

(in thousands of dollars, except per share information)

                                                                            EARNINGS PER SHARE
QUARTER ENDED              TOTAL REVENUES              EARNINGS               FULLY DILUTED
-------------              --------------              --------             ------------------

1998
June 30, 1998                 $ 46,245                     1,535                   $ 0.06
March 31, 1998                  34,490                   (82,510)(1)                (4.02)(1)
December 31, 1997               29,863                       977                     0.05
September 30, 1997              25,831                       583                     0.03
                              --------                 ---------                  -------
                              $136,429                 $ (79,415)                  $(3.79)
                              ========                 =========                  =======

1997
June 30, 1997                 $ 27,111                 $   1,213                   $ 0.06
March 31, 1997                  24,015                       380                     0.02
December 31, 1996               24,990                     2,068                     0.10
September 30, 1996              20,058                       218                     0.01
                              --------                 ---------                  -------
                              $ 96,174                 $   3,879                   $ 0.18
                              ========                 =========                  =======

(1) After pre-tax restructuring and other unusual items of $92.8 million or $4.43 per share.

The Company's business is seasonal only to the extent that the summer months of July and August included in the Company's first reporting quarter tend to be less active than other months, and that the Company's fourth quarter to June tends to be particularly strong, both as are typical in the software industry.

CURRENCY TRANSLATION

The Company publishes its consolidated financial statements in Canadian dollars. All dollar amounts set forth herein are in Canadian dollars unless otherwise indicated. Certain United States dollar amounts set forth herein are translated into Canadian dollars. These translations should not be construed as representations that the United States dollar amounts actually represent Canadian dollar amounts or could be converted into Canadian dollars at the rate indicated.

                                 EXCHANGE RATES

The following table sets forth, for the periods indicated, the high and low of the exchange rates on the last business day of each month during the period, and the average and period-end exchange rates, of the Canadian dollar in exchange for one United States dollar, as defined by the Bank of Canada noon rates, as utilized by the Company in translating its financial statements:

U.S. $1 =

                                            YEAR ENDED JUNE 30
                                            ------------------
                     1998              1997              1996              1995             1994
                     ----              ----              ----              ----             ----

High               $1.4716           $1.3970           $1.3743          $ 1.4086          $1.3847
Low                 1.3814            1.3408            1.3395            1.3408           1.2841
Average             1.4177            1.3663            1.3613            1.3793           1.3306
Period End          1.4716            1.3811            1.3651            1.3734           1.3823


The exchange rate as of September 30, 1998 was $1.5259.

                                    DIVIDENDS

To date, the Company has not paid any dividends on its common shares. The payment of dividends is within the discretion of the Board of Directors and depends upon the Company's earnings, capital requirements, financial condition, as well as other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings for use in the Company's business operations.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Reference is made to "Management's Discussion and Analysis - U.S. GAAP" on pages 17 to 29 of the 1998 Annual Report to Shareholders attached hereto for a comparison of fiscal years 1998 and 1997, and "Management's Discussion and Analysis- U.S. GAAP" on pages 16 to 20 of the 1997 Annual Report to Shareholders filed as part of Form 20-F for the fiscal year 1997 for a comparison of fiscal years 1997 and 1996, which is incorporated herein by reference.

ITEM  9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company does not utilize market-risk-sensitive instruments (i.e. derivative financial instruments) to manage market risk exposure or for trading or speculative purposes. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company invests available cash in money market accounts or highly liquid debt instruments with original maturities of up to three months. The Company's investment portfolio of cash and cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short term nature of these investments. Substantially all of the Company's business outside the United States is conducted in the local currency of the country in which the business is physically located. The Company has no foreign exchange contracts, option contracts or other foreign hedging arrangements. However, because both the revenues and the operating expenses of the foreign operations are conducted principally in the local currencies, the Company believes that any associated market risk is unlikely to have a material adverse effect on the Company's business, results of operations or financial condition.

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY

The following table indicates information as of the date hereof regarding the directors and officers of the Company from 1993 unless otherwise indicated.

NAME AND MUNICIPALITY OF                   OFFICE HELD                 PRINCIPAL OCCUPATION               DIRECTOR
RESIDENCE                                                                                                 SINCE(1)
------------------------                   -----------                 --------------------               ---------

Rubin I. Osten                    President, Chief Executive     President and Chief Executive               1977
Toronto, Ontario                  Officer and Director           Officer of the Company

Benjamin Swirsky(2)(3)(4)         Chairman                       Chairman  and  Chief   Executive            1997
Toronto, Ontario                                                 Officer of Nextel  Group Inc., a
                                                                 telecommunications company

Edward F. Tabah                   Vice-President and Director    Vice-President of CMS/Data                  1977
Tallahassee, Florida                                             Corporation

P. Scott Kadlec                   Vice-President and Director    Vice-President of the Company               1989
Burlington, MA

Bruce Light(3)(4)                 Director                       President of Light and                      1995
Toronto, Ontario                                                 Associates Ltd., a management
                                                                 consulting firm

Harvey Gellman(2)(4)              Director                       Executive Vice-President of                 1997
Toronto, Ontario                                                 Alacrity Inc., a software
                                                                 company

Mark Skapinker(2)(3)              Director                       Chairman and Chief Executive                1997
Toronto, Ontario                                                 Officer of Balisoft
                                                                 Technologies Inc., a software
                                                                 company

Giancarlo Giglio(5)               Director                       Managing Director of Datamat                1998
Rome, Italy                                                      Ingegneria dei Sistemi S.p.A.,
                                                                 a systems integration company

Martin Day                        Vice-President, General        Vice-President, General Counsel
Toronto, Ontario                  Counsel and Corporate          and Corporate Secretary of the
                                  Secretary                      Company; lawyer with Goodman
                                                                 Phillips & Vineberg to 1996

Jonathan Hamovitch                Vice President, Human          Vice-President, Human Resources
Toronto, Ontario                  Resources                      of the Company; Vice-President,
                                                                 People Division of Wal-Mart
                                                                 Canada Inc., to 1997

Lynn Kauffman                     Vice-President                 President of PC DOCS Canada Inc.
Toronto, Ontario


Dennis Moir                 Vice-President, Finance and    Vice-President, Finance and
Toronto, Ontario            Chief Financial Officer        Chief Financial Officer of the
                                                           Company; Vice-President,
                                                           Finance, Insurance Systems and
                                                           Services, CGI Information
                                                           Systems and Management
                                                           Consultants Inc., to 1998

Michael O'Connor Clarke     Vice-President, Corporate      Vice-President, Corporate
Toronto, Ontario            Marketing                      Marketing of the Company;
                                                           Director, Product Marketing,
                                                             Lava Systems Inc., to 1998

Notes:
(1) Calculated from the date such individuals first became directors of Micom Computer Systems Limited, a predecessor of the Company, or of the Company.
(2)    Member of the Audit Committee.
(3)    Member of the Compensation and Organization Committee.
(4)    Member of the Corporate Governance Committee.
(5) Nominee of Datamat as permitted pursuant to the terms of the Lock-Up Agreement. See Item 4, "Control of Registrant".

The Company has not constituted an executive committee.

A majority of the persons named above as directors qualify as resident Canadians under the Business Corporations Act (Ontario). Each of the current directors has served continuously since the date he or she first became a director. The Articles of the Company provide that the board shall consist of not less than three and not more than twelve directors to be elected annually. The board of directors has resolved that the number of directors be set at eight. Each director holds office until the next Annual Meeting of Shareholders or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the by-laws of the Company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Total compensation of the Company's directors and officers listed above as a group for the year ended June 30, 1998 paid or accrued by the Company and its subsidiaries was $1,844,459. Compensation of the five highest-paid senior executive officers of the Company and its subsidiaries was as follows:

                           SUMMARY COMPENSATION TABLE


                                                           ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                                                                                         AWARDS
                                             ------------------------------------------------    -----------------------
NAME AND PRINCIPAL POSITION                  YEAR      SALARY(1)      BONUS(1)    OTHER ANNUAL           OPTIONS
                                                          ($)            ($)      COMPENSATION
                                                                                       ($)
---------------------------                  ----      ---------      --------    -------------  -----------------------

Rubin I. Osten                               1998          620,000       -              -                   -
President and                                1997          620,000       -              -                100,000(2)
Chief Executive Officer of the               1996          395,600       -   (3)        -                125,000(3)
Corporation
                                             ----          -------    -------        -------             -------

Gary Rogers                                  1998          166,885    212,655           -                107,500
President and Chief Operating Officer,         -              -          -              -                   -
CMS/Data Corporation(4)                        -              -          -              -                   -
                                             ----          -------    -------        -------             -------

P. Scott Kadlec                              1998          317,620       -              -                   -
Vice President of                            1997          262,181       -              -                 25,000(5)
the Company                                  1996          210,900       -   (6)        -                 45,000(6)
                                             ----          -------    -------        -------             -------

Bob Berkow                                   1998          283,540     35,443           -                   -
President and Chief Operating Officer        1997          273,260    102,473           -                 75,000(8)
CompInfo, Inc.(7)                              -              -          -              -                   -
                                             ----          -------    -------        -------             -------

Brian Zanghi                                 1998          223,560     48,570        165,074             129,500
President and Chief Operating Officer,       1997          136,599     19,426        128,683                 500
PC DOCS, Inc.(9)                             1996          130,610     62,305         53,656               5,000
                                             ----          -------    -------        -------             -------


Notes:

(1) Compensation has been converted into Canadian dollars using the following U.S. Dollar exchange rates:
                  1998 = $1.4177
                  1997 = $1.3663
                  1996 = $1.3613

(2) Following the 1998 financial year, Mr. Osten agreed to cancel 150,000 options.

(3) Of the 125,000 options, Mr. Osten received 50,000 options in August, 1996 in lieu of a cash bonus earned in the financial year ended June 30, 1996.

(4) Mr. Rogers became an officer of CMS/Data Corporation on September 2, 1997 and was Vice-President, Sales of CMS/Data Corporation until July 1, 1998.

(5) Following the 1998 financial year, Mr. Kadlec agreed to cancel 50,000 options.

(6) Of the 45,000 options, Mr. Kadlec received 25,000 options in August, 1996 in lieu of a cash bonus earned in the financial year ended June 30, 1996.

(7)      Mr. Berkow became an officer of CompInfo, Inc. on October 1, 1996.

(8) On April 3, 1998, the Corporation approved the repricing of certain outstanding options granted prior to July 11, 1997 which affected 75,000 options which had been granted to Mr. Berkow during the 1997 financial year of the Corporation. See "Option Repricing".

(9) Mr. Zanghi ceased to be an officer of PC DOCS, Inc. on September 25, 1998. Mr. Zanghi was appointed President and Chief Operating Officer of PC DOCS, Inc. on April 9, 1998. The 1998 Bonus and Other Annual Compensation are amounts which Mr. Zanghi earned in his previous capacity as Vice-President, Sales of PC DOCS, Inc.

The Company does not provide pension, retirement or similar benefits for directors and officers of the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

The following table sets forth individual grants of stock options to purchase common shares of the Company made during the fiscal year ended June 30, 1997 to the following five executive officers.

                                  OPTION GRANTS
                 DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

NAME AND PRINCIPAL POSITION    SECURITIES      % OF TOTAL      EXERCISE PRICE        MARKET VALUE OF       EXPIRATION
                                 UNDER          OPTIONS         ($/SECURITY)     SECURITIES UNDERLYING
                                OPTIONS        GRANTED TO                              OPTIONS ON
                                GRANTED       EMPLOYEES IN                         THE DATE OF GRANT
                                  (#)        FINANCIAL YEAR                            ($/SECURITY)
---------------------------   ----------    --------------   ---------------    ----------------------    -----------

Rubin I. Osten                     -               -                     -                     -               -
President and
Chief Executive Officer
                               ----------        ----        ---------------         -------------------   -----------

Gary Rogers                    1.  30,000        5.53%       1. U.S.$5.75/           1. U.S.$5.75/         1. 09/30/07
President and Chief            2.  77,500                       common share            common share
Operating Officer, CMS/Data                                  2. U.S.$6.63/           2. U.S.$6.63/         2. 07/01/08
Corporation                                                     common share            common share
                               ----------        ----        ---------------         -------------------   -----------

P. Scott Kadlec                      -             -                  -                         -               -
Vice-President of
the Company
                               ----------        ----        ---------------         -------------------   -----------

Bob Berkow                           -             -                  -                         -               -
President and Chief
Operating Officer,
CompInfo, Inc.(1)
                               ----------        ----        ---------------         -------------------   -----------

Brian Zanghi                   1.   4,500        6.66%        1. U.S.$6.00/          1. U.S.$6.00/common   1. 08/19/07
President and Chief            2.  25,000                        common share           share
Operating Officer, PC          3. 100,000                     2. U.S.$5.88/          2. U.S.$5.88/common   2. 09/15/07
DOCS, Inc.(2)                                                    common share           share
                                                              3. U.S.$5.38/          3. U.S.$5.38/common   3. 03/31/08
                                                                 common share           share
                               ----------        ----        ---------------         -------------------   -----------


Notes:

(1) On April 3, 1998, the Corporation approved the repricing of certain outstanding options granted prior to July 11, 1997 which affected 75,000 options which had been granted to Mr. Berkow during the 1997 financial year of the Corporation. See "Option Repricing".

(2)      Mr. Zanghi ceased to be an officer of PC DOCS, Inc. on September 25,
         1998.

The following table sets forth the individual aggregate exercises of stock options made during the fiscal year ended June 30, 1998 by the following five executive officers, and the fiscal year end number and value of their unexercised options.

   AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES


NAME AND PRINCIPAL POSITION         SECURITIES       AGGREGATE          UNEXERCISED OPTIONS              VALUE OF UNEXERCISED
                                    ACQUIRED ON        VALUE           AT FINANCIAL YEAR-END             IN-THE-MONEY OPTIONS
                                     EXERCISE        REALIZED        EXERCISABLE/UNEXERCISABLE          AT FINANCIAL YEAR-END
                                        (#)             ($)                     (#)                  EXERCISABLE/UNEXERCISABLE(1)
                                                                                                                 ($)
----------------------------         ---------       ---------       -------------------------       ----------------------------

Rubin I. Osten                           -               -                 357,800 / 0(2)                   $1,195,990 / 0
President and
Chief Executive Officer
                                     ---------       ---------            ----------------                ------------------

Gary Rogers                              -               -                  0 / 107,500                      0 / $38,649
President and Chief Operating
Officer, CMS/Data Corporation
                                     ---------       ---------            ----------------                ------------------

P. Scott Kadlec                          -               -                 200,000 / 0(3)                   $1,116,500 / 0
Vice-President of
the Company
                                     ---------       ---------            ----------------                ------------------

Bob Berkow                               -               -                   0 / 75,000                      0 / $88,897
President and Chief Operating
Officer
CompInfo, Inc.
                                     ---------       ---------            ----------------                ------------------

Brian Zanghi                             -               -                16,833 / 138,167                $91,335 / $260,515
President and Chief Operating
Officer, PC DOCS, Inc.(4)
                                     ---------       ---------            ----------------                ------------------


Notes:

(1) Based on a share price of $9.75, representing the closing trading price of such shares as at June 30, 1998 on The Toronto Stock Exchange.

(2) Following the 1998 financial year, Mr. Osten agreed to cancel 150,000 of his 357,800 unexercised options.

(3) Following the 1998 financial year, Mr. Kadlec agreed to cancel 50,000 of his 200,000 unexercised options.

(4)      Mr. Zanghi ceased to be an officer of PC DOCS, Inc. on September 25,
         1998.

As at September 30, 1998, there were issued and outstanding options to purchase 4,514,101 shares of the Company. The exercise prices of the options ranged from $0.34 per common share to $31.57, and expiry dates ranged from March 1999 to September 2008.

The total number of stock options held by directors and reporting officers of the Company and subsidiaries as a group at September 30, 1998 was 1,546,300.


                                OPTION REPRICING

On April 3, 1998, the shareholders of the Company approved a resolution authorizing the Company to reprice outstanding options held by current employees of the Company (excluding any options held by former and current directors of the Company) granted prior to July 11, 1997 at exercise prices of greater than $8.00 (U.S.$5.82) to $8.00 (U.S.$5.82) per share and to amend the date on which such options may be exercised by extending the exercise dates of such options by one year. Pursuant to this resolution, option holders holding 546,000 options repriced their outstanding options to $8.00 (U.S.$5.82) and the exercise dates of such options were extended by one year.

The following table sets forth details regarding the repricings of options held by senior executive officers of the Company and its subsidiaries during the fiscal year ended June 30, 1998.


NAME                      DATE OF     SECURITIES UNDER    MARKET PRICE      EXERCISE PRICE   NEW EXERCISE       LENGTH OF
                         REPRICING    OPTIONS REPRICED    OF SECURITIES       AT TIME OF         PRICE           ORIGINAL
                                       OR AMENDED (#)      AT TIME OF        REPRICING OR    ($/SECURITY)      OPTION TERM
                                                          REPRICING OR        AMENDMENT                        REMAINING AT
                                                            AMENDMENT        ($/SECURITY)                         DATE OF
                                                          ($/SECURITY)                                         REPRICING OR
                                                                                                                 AMENDMENT
----------              ----------    ---------------    --------------     --------------   ------------     -------------

Bob Berkow, President     07/11/97             75,000             $8.00            US$8.25        US$5.82        9.32 years
and Chief Operating                                          (U.S.$5.82)
Officer, CompInfo,
Inc.
                        ----------    ---------------    --------------     --------------   ------------     -------------

Martin Day,               07/17/97             25,000             $8.00             $18.70          $8.00        9.23 years
Vice President,                                              (U.S.$5.82)
General Counsel and
Secretary of the
Company
                        ----------    ---------------    --------------     --------------   ------------     -------------

Lynn Kauffman, Vice       07/11/97          1.  5,000             $8.00         1.  $13.00      1.  $8.00     1. 8.09 years
President of the                            2. 10,000         U.S.$5.82)        2.  $18.80      2.  $8.00     2. 9.14 years
Company
                        ----------    ---------------    --------------     --------------   ------------     -------------



ITEM 13.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended June 30, 1998, there was no indebtedness, other than routine indebtedness, of the directors, executive officers and senior officers the Company.


                                     PART II
ITEM 14.  (NOT APPLICABLE)


                                    PART III
ITEM 15.  (NOT APPLICABLE)

ITEM 16.   (NOT APPLICABLE)


                                     PART IV
ITEM 17.  FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are listed in Item 19 - Financial Statements and Exhibits.

All financial statements herein are presented in accordance with generally accepted accounting principles applicable in the U.S. For a history of exchange rates which were in effect for the Canadian dollar against the United States dollar, see "Exchange Rates" in
Item 8.

ITEM 18.  (NOT APPLICABLE)


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this Annual Report

(a)  Financial Statements and Reports

     Audited Consolidated Balance Sheets of PC DOCS Group International Inc. as at June 30, 1998 and 1997 and the audited Consolidated Statements of Income and Cash Flows for each of the years in the three year period ended June 30, 1998 together with the Notes to the Audited Consolidated Financial Statements, reported on by Deloitte & Touche, Chartered Accountants, contained in the 1998 Annual Report to Shareholders.

(b) Exhibits*

    1.0  Articles of Amalgamation dated June 30, 1986

    1.1  Articles of Amendment dated October 16, 1986

    1.2  Articles of Amendment dated October 19, 1990

    1.3  Articles of Amendment dated July 4, 1994

    2.0  By-laws of the Company:

         By-law Number 5, enacted by the Board of Directors of the Company on October 16, 1986

         By-law Number 6, enacted by the Board of Directors of the Company on April 1, 1990

         By-law Number 7, enacted by the Board of Directors of the Company on January 31, 1994

    3.0  Specimen stock certificate for common shares of the Company


--------
* Incorporated by reference from Form 20-F for the year ended June 30, 1995.

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                              PC DOCS Group International Inc.
                              (Registrant)


                                                                   /s/Martin Day
                              --------------------------------------------------
                              Martin Day
                              Vice President, General Counsel and
                              Corporate Secretary


Date: November 13, 1998

FINANCIAL STATEMENTS AND REPORT

Management's Responsibility for Financial Reporting U.S. GAAP


The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, and where appropriate, reflect management's best estimates and judgments. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost-effective basis, the reliability of its financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises these responsibilities through the Audit Committee, the majority of whose members are outside directors. The Audit Committee meets with management and the external auditors each fiscal period to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements.

Deloitte & Touche, the independent auditors appointed by the shareholders, have conducted an examination of the consolidated financial statements in accordance with U.S. generally accepted auditing standards, and have expressed their opinion on these statements. Their examination included a review and evaluation of the Company's systems of internal control and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with U.S. generally accepted accounting principles. The auditors have full and free access to the Audit Committee of the Board of Directors.



/s/ Rubin I. Osten
Rubin I. Osten
Chairman, President and Chief Executive Officer



/s/ Dennis F. Moir
Dennis F. Moir
Vice President, Finance and Chief Financial Officer

Management's Discussion and Analysis U.S. GAAP


The following discussion should be read in conjunction with the Company's 1998 Consolidated Financial Statements and Notes presented in accordance with U.S. generally accepted accounting principles ("GAAP"). All amounts are in Canadian dollars. "1998" and "1997" refer to the fiscal years ended June 30, 1998 and 1997, respectively.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the application and enterprise software industry and the client/server and Internet application software markets, including price and product feature competition and emerging standards; the introduction of new products by existing or new competitors; the overall economic environment, including government and corporate spending patterns; dependence on distributors and the emergence of new distribution channels, including the Internet; dependence of the Company on the legal services market; reliance by the Company on its third-party resellers; dependence of the Company on its key management; customer acceptance of operating systems and the positioning of the Company's products in these markets; the timing and customer acceptance of new or upgraded products; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology and operating systems and the cost of such activities; acquisition risks, including operational disruption, unexpected expenses and losses, expenses associated with the integration of such acquisitions, and uncertain benefits and the ability to effectively integrate operations of acquired companies and manage growth; fluctuations in the Company's operating results due to product demand, length of the sales cycle, size and timing of individual customer transactions and seasonality in the software market; and risks associated with international operations, including currency conversion, taxes and other legal restrictions. Readers should carefully review the risk factors described in the other documents the Company files from time to time with the Securities and Exchange Commission and the Ontario Securities Commission.

REVENUE GROWTH
(in millions of dollars)

1994 ...............................  29
1995 ...............................  52
1996 ...............................  81
1997 ...............................  96
1998 ............................... 136

Management's Discussion and Analysis U.S. GAAP


RESULTS OF OPERATIONS

OVERVIEW

PC DOCS Group International Inc. develops, markets and supports object-oriented, client/server and intranet enterprise document and knowledge management products and information management software products for professionals. These products enable customers in a broad range of industries to leverage the intellectual assets and expertise within their organizations by managing business-critical information and other documents in an efficient and cost-effective manner. The open architecture of the Company's principal products enables their deployment in a standardized fashion, permits sophisticated customization and extensions, and facilitates scalability across an enterprise.

The Company's products are focused in two principal markets: enterprise document and knowledge management systems ("EDKMS") (PC DOCS, Inc. and Fulcrum Technologies Inc.) and financial and practice information management systems for professionals (CMS/Data Corporation and CompInfo, Inc.). In addition, the Company has products in retail point-of-sale, and financial and inventory management (The Quartex Corporation Inc.).

ACQUISITIONS

On February 28, 1998, the Company acquired its distributor for Asia, PC DOCS Asia Ltd., and accounted for the transaction using the purchase method, under which PC DOCS Asia's results of operations were included only from the date of acquisition.

On March 10, 1998, the Company acquired Fulcrum Technologies Inc. and accounted for the transaction using the purchase method, under which Fulcrum's results of operations were included only from the date of acquisition.

The following table presents selected consolidated financial information for each of the fiscal years in the three-year period ended June 30, 1998.

For the years ended June 30
(in millions of dollars)                            1998           1997         1996
---------------------------                       ---------     ---------    ---------
REVENUES

  Software sales                                  $    76.2     $    52.4    $    51.5
  Software support,services and other sales            54.8          36.9         21.4
  Hardware sales                                        2.3           3.0          6.7
  Interest income and other revenues                    3.1           3.9          1.6
                                                  ---------     ---------    ---------
TOTAL REVENUES                                        136.4          96.2         81.2
COST OF SALES                                          12.9          13.0         12.3
                                                  ---------     ---------    ---------
GROSS PROFIT                                          123.5          83.2         68.9
                                                  ---------     ---------    ---------

OPERATING EXPENSES

  Selling and marketing                                46.0          29.7         17.1
  Support and services                                 19.2          10.2          7.0
  Research and development                             20.3          12.3         11.0
  General and administration                           21.1          16.3         10.0
                                                  ---------     ---------    ---------
TOTAL OPERATING EXPENSES                              106.6          68.5         45.1
                                                  ---------     ---------    ---------

EARNINGS BEFORE DEPRECIATION, AMORTIZATION,
INTEREST AND OTHER UNUSUAL ITEMS                       16.9          14.7         23.8

  Depreciation and amortization                        10.5           8.0          5.2
  Interest on long-term debt                            0.5           0.2          0.2
  Restructuring and other unusual charges              21.4            --           --
  Write-down of product development costs              16.6            --           --
  Purchased in-process research and development        54.8            --           --
  Merger charge                                          --            --          3.9
                                                  ---------     ---------    ---------

EARNINGS (LOSS) BEFORE INCOME TAXES                   (86.9)          6.5         14.5
  Income tax expense (recovery)                        (7.5)          2.6          3.0
                                                  ---------     ---------    ---------
NET EARNINGS (LOSS)                               $   (79.4)    $     3.9    $    11.5
                                                  ---------     ---------    ---------
EARNINGS (LOSS) PER SHARE

  Basic                                           $   (3.79)    $    0.20    $    0.73
  Diluted                                             (3.79)         0.18         0.63
                                                  ---------     ---------    ---------
BALANCE SHEET DATA:

  Cash and short-term investments                 $    62.5     $    89.7    $    95.9
  Working capital                                      66.6         105.6        109.3
  Total assets                                        185.3         162.4        150.2
  Shareholders' equity                                 82.1         133.2        126.7
                                                  ---------     ---------    ---------


1998 REVENUE BY QUARTER
(in millions of dollars)

Q1 ................................. 25.8
Q2 ................................. 29.9
Q3 ................................. 34.5
Q4 ................................. 46.2

Management's Discussion and Analysis U.S. GAAP

REVENUES

The Company generates revenues through sales of licenses of its software products and systems; sales of third-party software; software support, which includes software updates and maintenance fees under annual (or, increasingly, multi-year) service agreements; consulting, software installation, project management and training services; custom software and modifications; sales of third-party hardware and related maintenance contracts; together with interest income on cash and short-term securities. Software sales grew 45% in 1998 increasing significantly by $23.8 million over 1997 to $76.2 million. EDKMS software sales increased by 54% while information management for professionals software sales increased by 39%. Software support revenues, services and other sales increased by 49% for the same period. The increase in support and service revenues is related to the Company's increasing installed client base worldwide, together with a trend to customers purchasing higher levels of services. Recurring revenue from support to the installed client base was approximately $35 million in 1998, up from $22 million in 1997. Hardware sales for 1998 declined by 23% over 1997 levels as fewer CMS/Data clients purchased integrated systems, a trend that is likely to continue. Total revenues of the EDKMS business grew by 61% while those of the financial and practice information management for professionals business grew by 33%. Interest income decreased from $3.9 million in 1997 to $3.1 million in 1998.

In 1998, sales to customers outside North America constituted 26% of total revenues, an increase from 18% in 1997, in part due to the acquisition of the Fulcrum and PC DOCS Asia operations and otherwise due to increased penetration of foreign, especially European, markets.

COST OF SALES AND GROSS MARGIN

The Company incurs variable costs related to the sales of hardware and third-party software, certain license fees and royalties, and dealer commissions. As a percentage of revenues, cost of sales is subject to significant variations based on changing proportions of relatively lower-margin hardware sales to total revenues. In fiscal 1998, lower margin hardware sales declined to 2% of total revenues from 3%, while higher margin software sales increased to 56% of total revenues from 55%. As a direct consequence, the gross margin increased from 87% of revenues to 91% of revenues.

SELLING AND MARKETING

Selling and marketing expenses consist of the salaries, sales commissions, travel and other expenses required to implement the Company's marketing and sales plans. Programs aimed at increasing sales, such as advertising, trade shows and promotional programs designed for specific sales channels and customer target markets are also included in these expenses. The Company sells its document and knowledge management products in conjunction with software resellers and solutions integrators. The Company's other products are sold predominantly by its direct sales forces.

Selling and marketing expenses grew by $16.3 million in 1998 from $29.7 million to $46.0 million, increasing as a percentage of revenues from 31% for 1997 to 34%. The Company continued its emphasis on, and increased its resources in, selling and marketing in anticipation of higher sales, which were in fact achieved. The increase in expenses was principally a result of the expansion of the Company's marketing and sales organization from 159 employees at June 30, 1997, to 266 employees at year end (including the addition of approximately 94 Fulcrum selling and marketing personnel), and the efforts to stimulate market demands for its major products through increased market research and other marketing activities. The Company believes that its investment in sales staff, travel, marketing materials and trade shows is required to provide a foundation for future sales.

SUPPORT AND SERVICES

Support and services expenses consist of the telephone support, programming, conversion, training, project management and technical staff expenses required to conduct product and client support activities.

Support and services expenses totaled $l9.2 million in 1998, increasing as a percentage of revenues from 11% to 14%. The $9.0 million increase in expenses from $10.2 million to $19.2 million reflects the increase in the installed client base, support for the range of products added during the year and the higher level of services sold. The Company's support staff increased to 218 employees at June 30, 1998 (including the addition of approximately 13 Fulcrum support and service employees) from 155 at the prior year end.

RESEARCH AND DEVELOPMENT

Research and development expenses consist of the personnel, outside consulting, facility and equipment expenses required to conduct the Company's product development projects and contracted development efforts. The Company capitalizes its software development costs for major projects in accordance with U.S. GAAP. Once a product is released to market, such capitalized amounts are amortized over the expected economic life of the product, not exceeding three years.


SEGMENTED REVENUES BY PRINCIPAL MARKETS
(in percentages)

1997
EDKMS........................................ 57
Financial & Practice Information Management
 for Professionals........................... 39
Retail & Other...............................  4


1998
EDKMS........................................ 64
Financial & Practice Information Management
 for Professionals........................... 33
Retail & Other...............................  3

Management's Discussion and Analysis U.S. GAAP

The Company's research and development expenditures are directed towards developing new software and enhancing the capabilities of its existing software. During 1998, the Company invested significant resources to enhance existing products and to develop several major new product extensions, including:

 . CyberDOCS(R) 2.0, 2.5 and DOCSFusion(TM) 1.0, 2.5 (PC DOCS)

 . CMS OPEN(R) 3.0 and Omni-Currency Accounting (CMS/Data)

 . LawPack(R) 5.1 (CompInfo)

 . SearchServer(R) 3.7 (Fulcrum)

The following table summarizes the Company's investment in research and product development:

For the years ended June 30 (in millions of dollars)      1998      1997
----------------------------------------------------    -------   -------
Research and development expenses, as reported          $  20.3   $  12.3
Capitalized product development costs                       7.4       7.7
                                                        -------   -------
                                                        $  27.7   $  20.0
                                                        =======   =======

In fiscal 1998, the total investment in software product development increased by $7.7 million from fiscal 1997, or by 39%, and amounted to 20% of revenues in both 1998 and 1997. The staffing level was 298 at year end (including the addition of approximately 74 Fulcrum research and development personnel) compared with 183 at June 30, 1997.

Amortization of product development costs amounted to $4.5 million, down 2% from $4.6 million in 1997, due to the write-down of product development costs at the end of the third quarter.

GENERAL AND ADMINISTRATION

General and administration expenses consist of the personnel, professional services, office and occupancy costs required to manage the Company, as well as realized and unrealized foreign exchange gains or losses. General and administration expenses, as a percentage of revenues, were 15% for 1998, compared with 17% for 1997. The increase in general and administration expenses from $16.3 million to $21.1 million is a reflection of personnel growth from 88 to 123 (including the addition of approximately 28 Fulcrum personnel) over the year including additional executives, and the general and administration expenses from Fulcrum and PC DOCS Asia.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses consist of the depreciation or amortization of the following items: (a) product development costs, (b) acquired software costs, (c) fixed assets and (d) goodwill. Depreciation and amortization increased by $2.5 million from fiscal 1997 or by 31%. This resulted primarily from amortization of goodwill and of the acquired software costs associated with the Fulcrum acquisition of $0.8 million and an increase of $1.7 million related to depreciation of fixed assets.

RESTRUCTURING AND OTHER UNUSUAL CHARGES

In the latter part of the 1998 fiscal year, management undertook a thorough review of all aspects of the Company and its operating units including Fulcrum and PC DOCS Asia.
In its review, management considered the following:

(a) Changing market conditions and broad industry trends such as the shift of customers to Internet-based products from client/server products,

(b) Product and market synergies of Fulcrum with existing business units, and

(c) The costs associated with the elimination of organizational and facility duplication.

This review resulted in a significant planned restructuring including integration of businesses which resulted in reductions in overhead, closures of duplicate offices and refocusing future efforts on higher potential integration of products and business units.

As a result of this comprehensive review, management determined that it should write off or write down certain assets to lower values. The resulting charges to income in the year ended June 30, 1998, include the following:

(a) Restructuring and other unusual charges of $21.4 million made up as follows:

    (i) Reduction of $7.9 million in the carrying value of goodwill from acquisitions which in management's view is permanently impaired because of changes in business focus.

    (ii) Closure of offices and headcount reductions from organizational and facility duplication due to the Fulcrum acquisition of $13.5 million.

(b) Write-down of product development costs of $16.6 million made up as follows:

    (i) Reduction in the carrying value of previously capitalized software development of $15.4 million and reduction in the carrying value of acquired software of $1.2 million.

GROSS RESEARCH AND DEVELOPMENT INVESTMENT
(in millions of dollars)

1996................................ 16.3
1997................................ 20.0
1998................................ 27.7

Management's Discussion and Analysis U.S. GAAP


(c) Purchased in-process research and development

    (i) As a result of the Fulcrum acquisition a write-off of in-process research and development of $54.8 million relating to Fulcrum's products which have not reached technological feasibility and which are required to be expensed under U.S. GAAP.

INCOME TAXES

In 1998, the Company recorded an income tax recovery of $7.5 million as compared to an income tax expense of $2.6 million in 1997. The income tax recovery represented 9% of the pre-tax loss in 1998 while in 1997 the income tax expense was 40% of the pre-tax earnings.

The Company's combined Canadian statutory income tax rate approximates 44%. How-ever, the provision for income taxes does not equal the Canadian statutory rate as the results of operations include those of subsidiaries in foreign jurisdictions with different statutory income tax rates and also include certain items which are non-taxable or non-deductible for income tax purposes (see Note 12 to the Consolidated Financial Statements). In the United States, the Company has net operating loss carryforwards of approximately $10.7 million available to offset future taxable earnings. These losses expire beginning in 2011. The Company also has an alternative minimum tax credit of $0.2 million and research and development tax credits of $0.7 million available to offset future U.S. federal income tax liabilities.

In Canada, the Company has federal and provincial net operating loss carryforwards of approximately $16.4 million and $24.0 million, respectively, available to offset future tax-able earnings. These losses expire beginning in 2002. The Company also has Canadian federal and provincial research and development expense carryovers of $12.0 million and $5.0 million, respectively, available to offset future taxable earnings. These expenses have an indefinite carryover period. In addition, the Company has Canadian investment tax credits of $4.4 million available to offset future Canadian federal income tax liabilities. These credits expire beginning in 2003.

NET EARNINGS (LOSS)

Net earnings before depreciation, amortization, interest, unusual charges and income taxes for 1998 was $16.9 million as compared to $14.7 million in 1997. The net loss for 1998 was $79.4 million after unusual charges of $92.8 million as compared to net earnings of $3.9 million in 1997.

During the year, the increase in human resources was 55%, from 585 to 904, including adding 215 staff in the acquisition of the Fulcrum operations.

The weighted average number of shares used to calculate 1998 basic earnings per share was 20.9 million, up from 19.8 million for 1997.

FUTURE PROSPECTS AND RISKS

As more organizations recognize the need for document and knowledge management, and as the Company's other software products become increasingly well known in their respective markets, the Company is optimistic about its prospects for continued growth in a fast-growing and highly competitive environment. In the past, the Company has invested increasing amounts in selling and marketing activities and in research and development in order to capitalize on its market opportunities, and intends to continue to do so judiciously in the future.

The Company operates in a market that is subject to rapid technological change and is significantly affected by new product introductions and other market activities of the increasing number of industry participants. The most important technological change presently taking place in the Company's markets is the increasing adoption of the Internet and corporate intranets as a means for communications either as an adjunct to, or instead of, local and wide area networks. All of the Company's major products either are, or are planned to be, Internet-enabled. The Company may not be able to continue to compete successfully against current and future competitors, many of which have greater resources than the Company, and competitive pressures faced by the Company may adversely affect its business, operating results and financial position.

The Company anticipates that it may make additional acquisitions of complementary technologies and businesses. The search for such acquisitions may divert significant management time and other resources of the Company. Completed transactions may give rise to operational disruptions; unexpected operating costs; expenses or losses; acquisition expenses and accounting charges; and unexpected expenses associated with the integration of such acquisitions - any of which may adversely affect the Company's business, operating results and financial position.

The Company has experienced and expects to continue to experience period-to-period fluctuations in the number and value of sales contracts signed, for reasons including seasonality, customers' budget cycles and decision-making processes, as well as competitors' activities. These fluctuations may have a significant impact on the Company's revenues and net earnings in any given period as a result of the relatively fixed nature of the Company's operating expenses.


SEGMENTED REVENUES BY GEOGRAPHIC REGION

North America....................... 75%
Europe.............................. 21%
Asia & Others.......................  4%

Management's Discussion and Analysis U.S. GAAP


In 1998, the Company derived approximately 50% of its consolidated revenues from sales to the legal services market, as compared with 60% in 1997. The Company markets various significant products and consequently is not wholly dependent on any one product, although the EDKMS business generates approximately 65% of the Company's consolidated revenues.

The Company generates approximately 75% of its sales and expenses in U.S. dollars and could be affected positively or negatively by fluctuations in the U.S. exchange rate. In 1998, the Company's operating results were positively affected by the exchange rate. There is no assurance that exchange rate fluctuations will positively affect operating results in future years.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Cash used for operating activities for 1998 amounted to $2.4 million compared with cash provided by operating activities of $9.0 million in 1997. The major factor for the decrease in cash generated for 1998 was the increase in receivables (an increase of $23 million in 1998 as compared to an increase of $2.5 million in 1997).

The Company's working capital was $66.6 million as of June 30, 1998, including cash and short-term investments of $62.5 million. At June 30, 1997, working capital was $105.6 million with cash and short-term investments of $89.7 million. Total accounts receivable, net of reserves, increased by $39.5 million, or 106%, reflecting the 42% increase in revenues and the addition of Fulcrum's receivables during the year. Included in total receivables are unbilled receivables, which arise from contractual payment terms for financial management software system sales, which typically range from six to nine months. As is typical in the software industry, the Company's sales tend to be concen-trated at the end of a quarter, particularly so at year end. Consequently, accounts receivable balances tend to be unusually high at quarter and year end relative to the average balances over the periods. The Company's accounts receivable reserves increased from $0.7 million in 1997 to $11.2 million in 1998, primarily as a result of the Fulcrum acquisition. Prepaid expenses and other assets increased by $3.9 million or 93% in 1998, primarily due to the acquisition of Fulcrum.

The Company's current income tax liabilities in the United States for 1998 were nil primarily due to loss carryforwards. In Canada, current income tax liabilities were reduced by $0.6 million as a result of the tax benefits of financing costs which arose in association with financings in the years ended 1995 and 1996.

During 1998, the Company acquired $5.6 million in fixed assets, as compared to $6.6 million in the prior year, consisting primarily of computer hardware, furniture and equipment. The Company rents substantially all of its corporate offices and certain office equipment under operating leases which expire in 2007 and which require, in aggregate, minimum payments of approximately $5.4 million in 1999.

As it continues its expansion of its present businesses, the Company estimates that its capital expenditures will be approximately $5.0 million to $6.0 million during fiscal 1999, but has not entered into any material capital purchase commitments.

The Company assumed a $20 million term loan as part of the Fulcrum acquisition. The Company has guaranteed the repayment of the loan up to a maximum of $7 million and the balance is required to be paid only from the assets of Fulcrum. The loan is repayable on March 9, 2002, bears interest at Canadian bank prime and is collateralized by a General Security Agreement on all the assets of Fulcrum. The Company's other long-term debt consists of obligations under capital leases which totaled $0.7 million at year end ($0.8 million in 1997).

The Company believes that, based on current business plans, cash on hand from operations together with operating bank lines will be more than adequate to fund the Company's financial requirements through the 1999 fiscal year.

THE YEAR 2000

Many computer software systems, as well as certain hardware and equipment containing date sensitive data, were structured to utilize a two-digit date field such that they may not be able to recognize dates properly in the Year 2000. This could result in significant system and equipment failures. The Company has implemented a Year 2000 compliance program designed to ensure that the Company's computer systems, hardware and equipment will function properly beyond 1999. The Company believes that it has allocated adequate resources for this purpose and expects its Year 2000 compliance program to be completed on a timely basis. The Company has commenced testing on certain systems and hardware, and will continue to test the remainder of the systems and hardware throughout the course of the compliance program. Based on its assessments to date, the Company believes that it will not experience any material disruption as a result of Year 2000 issues with any of its computer software systems, hardware or equipment. However, there can be no assurance that the systems of other companies on which the Company's systems rely will not experience Year 2000 disruptions and that such disruptions will not have an adverse affect on the Company's systems.

TOTAL ASSETS
(in millions of dollars)

1996................................ 150.2
1997................................ 162.4
1998................................ 185.2

Management's Discussion and Analysis U.S. GAAP



The Company has completed its review of the software products that it has developed and sells and has determined which are not Year 2000 compliant. Where appropriate, modifications to certain products are being made to ensure that they will be Year 2000 compliant in their next release or version. Both existing and prospective customers are being informed of the Year 2000 status of their particular products and whether the Company intends to make them compliant. Although the Company believes that the identified modifications will make the selected products Year 2000 compliant, no assurance can be given that additional modifications for Year 2000 compliance will not be necessary. In addition, as the Company's software is typically installed with a customer's other software which may not be Year 2000 compliant, Year 2000 issues may arise which could be attributed to the Company's software products. The Company many incur additional costs in ascertaining the cause of these problems.

The majority of the costs related to the Year 2000 compliance program will be expensed as incurred and are expected to be funded through operating cash flows. In the aggregate, these costs have so far not been and are not expected to be substantially different from normal, recurring costs that are incurred for system development and implementation. As a result, these costs are not expected to have a material adverse effect on the Company's overall results of operations or cash flows.

The assessment of the costs of the Company's Year 2000 compliance effort, and the timetable for the Company's planned completion of the Year 2000 compliance program, are management's best estimates. These estimates were based upon numerous assumptions as to future events, including assumptions as to the continued availability of certain resources, in particular personnel with experience in this area, and as to the ability of such personnel to locate and either re-program or replace, and test, all affected computer software systems and hardware in accordance with the Company's planned schedule. There can be no guarantee that these estimates will prove accurate, and actual results could differ from those estimated if these assumptions prove inaccurate. Based upon progress to date, however, the Company believes that it is unlikely that the foregoing factors will cause actual results to differ significantly from those estimated.

It is also recognized that the purchasing patterns of software customers and thus the demand for software may be affected by the Year 2000 in a number of different ways. Some portion of the current demand for software may be generated by customers in the process of replacing or upgrading software not designed to accommodate the Year 2000. Once such customers have completed their preparations for the Year 2000, the software industry, generally, and the Company, specifically, may experience deceleration from the strong annual growth rates recently experienced in the software marketplace. In addition, as certain customers expend significant amounts of time and money on resolving their Year 2000 issues, they may reduce or completely cancel expenditures that had been allocated for the Company's software products. No assurance can be given that general market conditions such as these will not have a material affect on the Company's operations.

Auditors' Report U.S. GAAP

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PC DOCS GROUP INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheets of PC DOCS Group International Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles in the United States.

We have also reported on the financial statements of PC DOCS Group International Inc. for the same period presented in accordance with accounting principles generally accepted in Canada. The significant differences between the accounting principles generally accepted in the United States and in Canada are summarized in Note 15 to those statements.

/s/ Deloitte & Touche

Deloitte & Touche
Toronto, Ontario

July 31, 1998

Consolidated Balance Sheets

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, in thousands)

As of June 30                                                         1998                   1997
                                                                    --------               --------
ASSETS
 Current
  Cash and short-term investments                                   $ 62,537               $ 89,708
  Accounts receivable, net of reserves of $11,153 (1997 - $689)       65,717                 27,008
  Unbilled receivables                                                11,146                 10,392
  Prepaid expenses and other assets                                    8,039                  4,176
  Loan receivable (Note 3)                                                --                  1,259
                                                                    --------               --------
                                                                     147,439                132,543
 Fixed assets (Note 4)                                                13,813                  9,820
 Product development costs, net                                        1,832                 13,457
 Acquired software, net                                                3,011                     -
 Deferred income taxes (Note 12)                                      12,695                  2,708
 Investment (Note 3)                                                   2,762                  1,723
 Goodwill, net (Note 5)                                                3,742                  2,148
                                                                    --------               --------
                                                                    $185,294               $162,399
                                                                    ========               ========
LIABILITIES
 Current
  Accounts payable and accrued liabilities                          $ 55,299               $ 14,093
  Deferred revenues                                                   25,548                 12,867
                                                                    --------               --------
                                                                      80,847                 26,960
Long-term debt (Note 6)                                               22,044                  2,228
Minority interest                                                        297                      -
                                                                    --------               --------
                                                                     103,188                 29,188
                                                                    --------               --------
COMMITMENTS (Note 7)
SHAREHOLDERS' EQUITY
 Share capital (Note 8)                                              146,456                119,606
 Cumulative translation adjustments                                    2,371                    911
 Retained earnings (deficit)                                         (66,721)                12,694
                                                                    --------               --------
                                                                      82,106                133,211
                                                                    --------               --------
                                                                    $185,294               $162,399
                                                                    ========               ========


See Notes to Consolidated Financial Statements

Approved by the Board

/s/ Benjamin Swirsky        /s/ Bruce Light
Benjamin Swirsky            Bruce Light
Director                    Director

Consolidated Statements of Operations

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, in thousands except per share information)

For the years ended June 30                                      1998         1997           1996
---------------------------                                    --------     --------       --------
REVENUES
 Software sales                                                $ 76,198     $ 52,387       $ 51,458
 Software support, services and other sales                      54,831       36,837         21,430
 Hardware sales                                                   2,347        3,018          6,622
 Interest income and other revenues                               3,053        3,932          1,663
                                                               --------     --------       --------
TOTAL REVENUES                                                  136,429       96,174         81,173
COST OF SALES                                                    12,932       12,965         12,291
                                                               --------     --------       --------
GROSS PROFIT                                                    123,497       83,209         68,882
                                                               --------     --------       --------
EXPENSES
 Selling and marketing                                           46,020       29,735         17,070
 Support and services                                            19,172       10,243          7,041
 Research and development                                        20,314       12,281         10,977
 General and administration                                      21,044       16,270          9,972
 Depreciation and amortization (Note 9)                          10,502        8,038          5,180
 Interest on long-term debt                                         532          159            223
 Restructuring and other unusual charges (Note 10)               21,368           --             --
 Write-down of product development costs (Note 10)               16,564           --             --
 Purchased in-process research and development (Note 10)         54,823           --             --
 Merger charge (Note 11)                                             --           --          3,881
                                                               --------     --------       --------
TOTAL EXPENSES                                                  210,339       76,726         54,344
                                                               ========     ========       ========
EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST       (86,842)       6,483         14,538
 Income tax provision (recovery) (Note 12)                       (7,461)       2,604          5,678
 Income tax benefit, merger related (Note 11)                        --           --         (2,665)
 Minority interest                                                   34           --             --

                                                               --------     --------       --------
NET EARNINGS (LOSS)                                          $ (79,415)      $ 3,879       $ 11,525
                                                               --------     --------       --------
EARNINGS (LOSS) PER SHARE (Note 13)
Basic                                                          $ (3.79)       $ 0.20         $ 0.73
Diluted                                                          (3.79)         0.18           0.63
                                                               --------     --------       --------


See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

In accordance with U.S. generally accepted accounting principles
(Canadian dollars and number of shares, in thousands)



                                                               Share Capital     Cumulative   Retained       Total
                                                              (Notes 8 & 11)    Translation   Earnings    Shareholders'
                                                            Shares     Amount   Adjustments   (Deficit)      Equity
                                                            -------    --------  -----------   ---------   -----------
BALANCE, JUNE 30, 1995                                      15,199    $ 23,194       $ 451     $ (2,636)      $ 21,009
 Exercise of stock options                                     764         791          --           --            791
 U.S. tax benefit on exercise of stock options (Note 12)        --       3,800          --           --          3,800
 Public offering of shares, net of expenses and related
  tax benefits                                                3,450     82,763          --           --         82,763
 Contribution to capital in settlement of compensatory
  liability (Note 11)                                           --       6,904          --           --          6,904
 Translation adjustments                                        --          --         (50)          --            (50)
 Net earnings                                                   --          --          --       11,525         11,525
 Distribution to DataRamp shareholders                          --          --          --          (74)           (74)
                                                            ------    --------  -----------   ---------   ------------
BALANCE, JUNE 30, 1996                                      19,413   $ 117,452       $ 401      $ 8,815      $ 126,668
 Exercise of stock options                                     420         474          --           --            474
 U.S. tax benefit on exercise of stock options (Note 12)        --       1,412          --           --          1,412
 Issue of shares for acquisition (Note 5)                       75       1,455          --           --          1,455
 Adjustment to tax benefit relating to compensation
  plans (Note 11)                                               --      (1,187)         --           --         (1,187)
 Translation adjustments                                        --          --         510           --            510
 Net earnings                                                   --          --          --        3,879          3,879
                                                            ------    --------  -----------   ---------   ------------
BALANCE, JUNE 30, 1997                                      19,908   $ 119,606       $ 911     $ 12,694      $ 133,211
 Exercise of stock options                                     422         965          --           --            965
 U.S. tax benefit on exercise of stock options (Note 12)        --         892          --           --            892
 Issue of shares for acquisition (Note 5)                    3,806      28,527          --           --         28,527
 Issue of shares for employee stock purchase plan               45         298          --           --            298
 Repurchase of common stock                                   (537)     (3,832)         --           --         (3,832)
 Translation adjustments                                        --          --       1,460           --          1,460
 Net loss                                                       --          --          --      (79,415)       (79,415)
                                                            ------    --------  ----------    ---------   ------------
BALANCE, JUNE 30, 1998                                      23,644   $ 146,456     $ 2,371    $ (66,721)      $ 82,106
                                                            ======    ========  ==========    =========   ============

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, in thousands)

For the years ended June 30                                               1998         1997            1996
---------------------------                                           ---------       -------        --------
OPERATING ACTIVITIES
 Net earnings (loss)                                                  $ (79,415)      $ 3,879        $ 11,525
 Adjustments to reconcile net earnings (loss) to net cash
  provided by (used for) operating activities net of acquisitions:
 Depreciation and amortization                                           10,502         8,038           5,180
 Restructuring and other unusual charges                                 19,241             -               -
 Write-down of product developments costs                                16,564             -               -
 Purchased in-process research and development                           54,823             -               -
 Loss on disposal of fixed assets                                           229             -               -
 Minority interest                                                           34             -               -
 Compensatory expense related to merger                                       -             -           3,718
 Increase in accounts receivable                                        (22,213)       (1,272)         (9,342)
 Increase in unbilled receivables                                          (754)       (1,194)         (5,938)
 Increase in prepaid expenses and other assets                           (1,657)       (2,484)           (226)
 Decrease (increase) in deferred income taxes                            (9,987)           85          (3,980)
 Increase (decrease) in accounts payable and accrued liabilities            526        (2,282)          2,405
 Increase in deferred revenues                                            9,751         4,223           1,638
                                                                         ------        ------          ------
Net cash provided by (used for) operating activities                     (2,356)        8,993           4,980
                                                                         ------        ------          ------
INVESTING ACTIVITIES
 Decrease (increase) in loan receivable                                   1,259        (1,259)              -
 Proceeds on disposal of fixed assets                                       555             -               -
 Additions to fixed assets                                               (5,612)       (6,649)         (4,842)
 Additions to product development costs                                  (7,870)       (7,655)         (5,289)
 Acquisitions                                                            (8,459)            -               -
 Increase in investment                                                  (2,762)       (1,723)              -
 Cumulative translation adjustments                                         616           250              (7)
                                                                         ------        ------          ------
 Net cash used for investing activities                                 (22,273)      (17,036)        (10,138)
                                                                        -------       -------         -------
FINANCING ACTIVITIES
 Increase (decrease) in long-term debt                                     (865)           (6)            320
 Repurchase of common stock                                              (3,832)            -               -
 Net proceeds from issuance of common stock                               2,155         1,886          87,354
 Distributions to DataRamp shareholders                                       -             -             (74)
                                                                        -------       -------         -------
 Net cash provided by (used for) financing activities                    (2,542)        1,880          87,600
                                                                        -------       -------         -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (27,171)       (6,163)         82,442
CASH AND CASH EQUIVALENTS
 Beginning of year                                                       89,708        95,871          13,429
                                                                        -------       -------         -------
 End of year                                                           $ 62,537      $ 89,708        $ 95,871
                                                                       ========      ========        ========
See Notes to Consolidated Financial Statements

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
 Common stock issued for business acquisitions                         $ 28,527       $ 1,455        $      -
SUPPLEMENTAL DISCLOSURES OF CASHFLOW INFORMATION:
 Cash paid during the year for interest                                $    532       $   180        $    223
 Cash paid during the year for income taxes                                 981           440             572
                                                                        -------       -------         -------


Notes to Consolidated Financial Statements U.S. GAAP


In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

1.  CORPORATE INFORMATION

    The Company and its subsidiaries are in the business of developing, marketing, selling and supporting computer software. Computer hardware is also purchased and resold on a contract basis only as part of an integrated computer system.

2.  SIGNIFICANT ACCOUNTING POLICIES

    a.  CONSOLIDATION

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PC DOCS Group U.S., Inc. ("PCDGUSI"), PC DOCS Group Canada Inc. ("PCDGCI"), PC DOCS Group Europe Ltd. ("PCDGEL"), PC DOCS Asia Ltd. ("PCDAsia"), PC DOCS Japan K.K. ("PCDJapan"), Fulcrum Technologies Inc. and its subsidiaries ("Fulcrum"), and PCDGUSI's wholly owned subsidiaries, PC DOCS, Inc., CMS/Data Corporation and CompInfo, Inc., together with PCDGCI's wholly owned subsidiaries, PC DOCS Canada Inc., The Quartex Corporation Inc. and Canterbury Systems Corp.

        On February 28, 1998, the Company purchased all the outstanding shares of PCDAsia. On March 10, 1998, the Company issued common shares for all the outstanding shares of Fulcrum. These acquisitions have been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also, under the purchase method, PCDAsia's and Fulcrum's operations are included in the Company's Consolidated Statements of Operations only from the date of acquisition.

    b.  FOREIGN CURRENCY TRANSLATION

        The self-sustaining subsidiaries' revenues and expenses denominated in foreign currencies have been translated into Canadian dollars at average exchange rates for the fiscal years. Assets and liabilities are translated at the fiscal year-end rates. Cumulative translation adjustments are recorded as a separate component of shareholders' equity.

    c.  CASH AND SHORT-TERM INVESTMENTS

        The Company has a cash management program which provides for the investment of excess cash balances in short-term investments. These investments are stated at cost, which approximates market value, are restricted to securities with ratings of R1-mid or higher, and comprise money market instruments, government securities and loans, all with maturities of less than four months.

    d.  UNBILLED RECEIVABLES

        Unbilled receivables represent amounts receivable for hardware and software shipped to customers which will become billable in accordance with contractual payment terms.

    e.  FIXED ASSETS

        Fixed assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of three to five years for computer hardware, computer software, and furniture and equipment. Leasehold improvements are recorded gross of any leasehold inducements and are amortized over the terms of their leases of up to 11 years.

Notes to Consolidated Financial Statements U.S. GAAP


In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

    f.  PRODUCT DEVELOPMENT COSTS

        The Company capitalizes costs incurred to develop its computer software products once technological feasibility has been established for each product. All costs to establish the technological feasibility of computer software products are charged to operations as incurred. Capitalized product development costs are carried at the lower of unamortized cost or net realizable value. These costs are amortized using the straight-line method over the estimated economic life of the product, not to exceed three years. Capitalization ceases and amortization commences when the product is available for general release. The Company reviews the net book value of product development costs on a quarterly basis to ensure that continued deferral is appropriate.

        Accumulated amortization of capitalized product development costs as of June 30, 1998, was $13,000 (1997 - $9,999,000).

    g.  GOODWILL

        Goodwill represents the excess of the purchase price over the fair market values of net assets acquired. Goodwill is amortized on a straight-line basis over a seven-year period.

        Accumulated amortization of goodwill as of June 30, 1998, was $163,000 (1997 - $195,000).

        The Company reviews the recoverability of goodwill based on expected future cash flows on a quarterly basis and, where applicable, writes such amounts down to net realizable value.

    h.  ACQUIRED SOFTWARE

        Acquired software represents the present value of the estimated future income producing capabilities of software products acquired on acquisitions. These amounts are amortized using the straight-line method over the estimated economic lives of the products, not to exceed three years.

        Accumulated amortization of acquired software as of June 30, 1998, was $724,000 (1997 - nil).

        The Company reviews the recoverability of acquired software based on expected future cash flows on a quarterly basis and, where applicable, writes such amounts down to net realizable value.

    i.  LEASE INDUCEMENTS

        Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expenses.

    j.  REVENUE RECOGNITION AND DEFERRED REVENUES

        The Company's revenues are derived primarily from the sale of software license agreements and related services, which include maintenance and support, consulting, training and other services. The Company also derives revenues from the sale of computer hardware. Software license revenues are recognized upon shipment of the product if remaining vendor obligations are insignificant and collection of the receivable is probable. Maintenance and support revenues which consist of ongoing support and product updates are recognized ratably over the term of the contract. Revenues from consulting, training and other services are recognized when the services are performed. Computer hardware revenues are recognized upon shipment of the hardware, as the Company considers the earnings process substantially complete upon shipment.

   Deferred revenues comprised maintenance and support agreements for which services have yet to be provided, software license revenues where significant vendor obligations have yet to be satisfied, and any payments received from customers in advance of revenue recognition.

k. INCOME TAXES

   The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting for income taxes.

l. ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In particular with respect to its accounting for product development costs, management develops estimates of the future recoverability of these costs. Actual results could differ from those estimates and assumptions.

m. NEW ACCOUNTING STANDARDS

   In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings (loss).

   The Company adopted SFAS No. 128 in the year ended June 30, 1998, (Note 13) and all periods presented have been restated to conform to this presentation.

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt this accounting standard on July 1, 1998, as required.

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders.

   The Company is in the process of determining the effect that this Statement will have on its financial statement disclosure and will adopt this accounting standard on July 1, 1998, as required. In October 1997, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company believes its current revenue recognition policies and practices are materially consistent with SOP 97-2 based upon its reading and interpretation of the SOP.

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

n. RECLASSIFICATION OF COMPARATIVE AMOUNTS

   Certain 1997 and 1996 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

3. LOAN RECEIVABLE AND INVESTMENT

   As of June 30, 1998, the Company had invested $2,762,000 in convertible preferred shares of a software company. This investment is carried at cost. Subsequent to year end, the Company exercised its right to exchange its preferred shares for a perpetual royalty-free source code license.

   As of June 30, 1997, the Company had invested $1,723,000 in non-voting preferred shares of PCDAsia. The Company acquired PCDAsia on February 28, 1998 (see Note 5b).

   As of June 30, 1997, the loan receivable comprised a $690,000 interest-bearing loan outstanding to PCDAsia and $569,000 for expenses paid on its behalf.

4. FIXED ASSETS


                                                                             1998
                                                    ---------------------------------------------
                                                                      ACCUMULATED
                                                                     DEPRECIATION        NET BOOK
                                                        COST     AND AMORTIZATION           VALUE
                                                    --------     ----------------        --------
COMPUTER HARDWARE                                   $ 16,895             $ 10,181         $ 6,714
COMPUTER SOFTWARE                                      2,853                  906           1,947
EQUIPMENT UNDER CAPITAL LEASE                          1,179                1,113              66
FURNITURE AND FIXTURES                                 4,014                1,529           2,485
LEASEHOLD IMPROVEMENTS                                 3,267                  666           2,601
                                                    --------             --------        --------
                                                    $ 28,208             $ 14,395        $ 13,813
                                                    ========             ========        ========


                                                                             1997
                                                      -------------------------------------------
                                                                      Accumulated
                                                                     Depreciation        Net Book
                                                        Cost     and Amortization           Value
                                                      -------    ----------------        --------
Computer hardware                                     $ 8,699             $ 4,430         $ 4,269
Computer software                                         911                 456             455
Equipment under capital lease                           4,207               3,465             742
Furniture and fixtures                                  2,830                 923           1,907
Leasehold improvements                                  2,228                 272           1,956
Property                                                  659                 168             491
                                                     --------             -------         -------
                                                     $ 19,534             $ 9,714         $ 9,820
                                                     ========             =======         =======

5. ACQUISITIONS

   a. FULCRUM TECHNOLOGIES INC.

      On March 10, 1998, the Company acquired all of the issued and outstanding shares of Fulcrum for a total purchase price of $30,650,000. The purchase price includes shares acquired for cash of $678,000, the issue of 3,806,000 common shares and accrual of 6,000 common shares of the Company still to be issued, with estimated market values of $28,527,000 and $45,000, respectively, and expenses of $1,400,000 related to the acquisition.

      The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also under the purchase method, Fulcrum's operations are included in the Company's Consolidated Statements of Operations only from the date of acquisition.

      Assets and liabilities acquired were as follows:

Current assets (including cash of $519)                                         $ 19,584
Fixed assets                                                                       3,626
                                                                                --------
                                                                                  23,210
Current liabilities                                                               35,340
Long-term debt                                                                    20,588
Minority interest                                                                    263
                                                                                --------
Net liabilities acquired, at fair value                                           32,981
Goodwill                                                                           3,904
Acquired software                                                                  4,904
Purchased in-process research and development                                     54,823
                                                                                --------
Purchase price                                                                  $ 30,650
                                                                                ========


      As of March 31, 1998, the Company completed a review of the acquired software arising on the acquisition of Fulcrum and wrote down the remaining balance by $1,169,000 because, due to a change in business focus, a reduction in net cash flow from certain products was anticipated.

      The following unaudited pro forma summary combines the consolidated results of operations of the Company and Fulcrum as if the acquisition had occurred at the beginning of 1998 and 1997 after giving effect to certain pro forma adjustments, including, among others, the amortization of intangibles arising from the transaction and the write-down of acquired software. This pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been had the transactions been effected on the assumed dates, nor is it necessarily indicative of the results of operations which may occur in the future. Anticipated efficiencies from the consolidation of the Company and Fulcrum are not fully determinable and therefore have been excluded from the amounts included in the pro forma summary presented below.

Year ended June 30                                                    1998            1997
                                                                -----------    -----------
(in thousands, except per share data)                           (UNAUDITED)    (unaudited)
Revenues                                                          $ 152,379      $ 155,969
Net loss (a)                                                       (157,725)       (74,499)
Net loss per share                                                    (6.67)         (3.16)

(a) Includes the following unusual charges                          138,925         70,847

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

b. PC DOCS ASIA LTD.

   As of June 30, 1997, the Company had invested $1,723,000 in non-voting preferred shares of PCDAsia. On February 28, 1998, the Company acquired all of the remaining issued and outstanding shares of PCDAsia for $297,000 including expenses of $10,000 related to the acquisition.

   The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also under the purchase method, PCDAsia's operations are included in the Company's Consolidated Statements of Operations only from the date of acquisition.

   Assets and liabilities acquired were as follows:

Current assets (including cash of $24)                                 $   379
Current liabilities                                                      4,232
Net liabilities acquired, at fair value                                  3,853
Goodwill                                                                 5,873
                                                                        -------
Purchase price                                                          $ 2,020
                                                                        =======

   As of March 31, 1998, the Company completed a review of the recorded goodwill arising on the acquisition of PCDAsia and wrote off the remaining balance of $5,873,000 because, due to the acquisition of Fulcrum and the resulting change in strategy and business focus, a reduction in net cash flow from PCDAsia was anticipated.

   Due to the insignificance of the acquisition, pro forma statements have not been provided.

c. PC DOCS GROUP EUROPE LTD.

   On September 3, 1996, the Company acquired all of the issued and outstanding shares of Quintec International Limited (subsequently renamed PC DOCS Group Europe Ltd.) for 75,000 common shares of the Company, with an estimated market value of $1,455,000, plus $200,000 of expenses related to the acquisition.

   The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also under the purchase method, PCDGEL's operations are included in the Company's Consolidated Statements of Operations only from the date of acquisition.

   Assets and liabilities acquired were as follows:

Current assets (including cash of $9)                                 $ 1,689
Fixed assets                                                            1,089
                                                                      --------
                                                                        2,778
Current liabilities                                                     3,466
                                                                      --------
Net liabilities acquired, at fair market value                            688
Goodwill                                                                2,343
                                                                      --------
Purchase price                                                        $ 1,655
                                                                      ========

      As of March 31, 1998, the Company completed a review of the recorded goodwill arising on the acquisition of PCDGEL and wrote off the remaining balance of $2,031,000 because, due to the acquisition of Fulcrum and the resulting change in strategy and business focus, a reduction in net cash flows from PCDGEL was anticipated.

      Due to the insignificance of the acquisition, pro forma statements have not been provided.

6. LONG-TERM DEBT

   a. BANK LOAN

      As of June 30, 1998, the recorded balance of the bank loan of $20,000,000 (1997-nil) approximated the fair value of the obligation. The loan bears interest at Canadian bank prime rate, is repayable on March 9, 2002, and is collateralized by a General Security Agreement providing a first charge on all corporate assets of Fulcrum Technologies Inc. other than real property, subject only to permitted encumbrances. The Company has guaranteed the repayment of the loan up to a maximum of $7,000,000.

      During the year ended June 30, 1998, interest on the bank loan was $372,000 (1997-nil, 1996 nil).

   b. CAPITAL LEASE OBLIGATIONS

      As of June 30, 1998, the recorded value of capital lease obligations of $733,000 (1997 - $834,000) approximated the fair market value of such obligations.

      Capital lease obligations are secured by specific computer, furniture and telephone equipment, and bear interest at imputed rates of between 10% and 17% per annum.

      During the year ended June 30, 1998, interest on capital lease obligations was $160,000 (1997-$159,000, 1996-$223,000).

   c. LEASE INDUCEMENTS

      As of June 30, 1998, the unamortized balance of lease inducements was $1,311,000 (1997 - $1,394,000).

7. COMMITMENTS AND CONTINGENCIES

   a. The Company and its subsidiaries rent their office space and certain computer and office equipment under operating leases. As of June 30, 1998, the Company was committed to pay aggregate rentals on a fiscal year basis as follows:

1999                                          $ 5,429
2000                                            5,145
2001                                            3,166
2002                                            1,701
2003                                            1,394
Future years                                    3,637
                                             --------
                                             $ 20,472
                                             ========

      During the year ended June 30, 1998, the Company recorded operating lease expenses of $3,454,000 (1997 - $2,182,000, 1996 - $1,848,000).

   b. The Company is subject to various claims and proceedings which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

8. SHARE CAPITAL

   a. AUTHORIZED

      Authorized share capital consists of an unlimited number of common shares and an unlimited number of special shares. As of June 30, 1998, there were 23,644,000 common shares and nil special shares issued and outstanding. The special shares are issuable in series and the Company's Directors may determine any rights or restrictions attributable to such shares upon issuance. Any special shares have preference over the common shares regarding dividend payouts and, in the event of the Company's liquidation, the distribution of assets or return of capital.

      In April 1997, The Toronto Stock Exchange approved a normal course issuer bid for the Company to repurchase up to 1,000,000 of its common shares over the ensuing year. As of June 30, 1998, the Company had repurchased and canceled 536,800 of its common shares at an average price of $7.12 per share. In July 1998, The Toronto Stock Exchange approved a normal course issuer bid for the Company to repurchase up to 1,974,667 of its common shares over the ensuing year.

   b. EMPLOYEE STOCK PURCHASE PLAN

      On December 12, 1997, the shareholders adopted a resolution by the Board of Directors to implement an employee stock purchase plan (the "1997 Purchase Plan"). Employees electing to participate in the 1997 Purchase Plan may during each six-month period, November 1 to April 30 and May 1 to October 31 (each period a "Payment Period"), purchase shares in the Company at a 15% discount from the lower of the average market price of the common shares on either the first business day or last business day of the applicable Payment Period.

      During the year ended June 30, 1998, 45,243 shares were issued to employees under this plan (1997 - nil). The aggregate number of shares still available to be issued under this plan is 754,757.

   c. STOCK OPTIONS

      In November 1995, the shareholders approved the amendment of the Company's existing stock option plan (the "1995 Option Plan") and reserved a maximum of 4,200,000 common shares for options to be granted, net of forfeitures, under the 1995 Option Plan. In November 1996, the shareholders approved an additional stock option plan (the "1996 Option Plan") and reserved a maximum of 800,000 common shares for options to be granted, net of forfeitures, under the 1996 Option Plan.

      On April 3, 1998, the shareholders adopted a resolution by the Board of Directors increasing the number of common shares available for issuance under the 1996 Option Plan by 1,400,000 common shares to 2,200,000 common shares.

i.       History

                                               Exercise Prices         Number
                                              ----------------         ------
Balance, June 30, 1995                                                  3,262
Granted                                       $13.00 to $28.58            816
Forfeited                                     $1.45 to $25.00            (152)
Exercised                                     $0.26 to $11.88            (764)
                                              ----------------         ------
Balance, June 30, 1996                                                  3,162
Granted                                        $8.37 to $7.46           1,322
Forfeited                                      $1.45 to $28.00           (468)
Exercised                                       $0.70 to $2.90           (420)
                                              ----------------         ------
Balance, June 30, 1997                                                  3,596
Granted                                        $4.71 to $9.57           1,943
Forfeited                                      $1.45 to $30.45           (819)
Exercised                                      $0.70 to $7.65            (422)
                                              ----------------         ------
Balance, June 30, 1998                                                  4,298
                                              ================         ======

    As of June 30, 1998, 1,570,000 options had been granted, net of forfeitures, under the 1996 Option Plan and 4,074,000 under the 1995 Option Plan. Thus, the options available to be issued under the 1996 Option Plan and under the 1995 Option Plan as of June 30, 1998, were 630,000 and 126,000, respectively.

ii. Options outstanding

Granted during
the years ended                                                               Number
June 30                             Expiry Dates      Exercise Prices    Outstanding
--------------- --------------------------------      ---------------    -----------
1987 to 1993                    November 5, 1999                $0.72             15
1994                              April 18, 2004                $1.45            698
1995            October 24, 2004 to June 6, 2005      $0.70 to $12.38            668
1996               July 1, 2005 to June 28, 2006      $8.00 to $30.45            379
1997                July 1, 2006 to June 1, 2007      $8.00 to $29.26            805
1998                July 1, 2007 to June 1, 2008       $4.71 to $9.57          1,733
                --------------------------------      ---------------    -----------
                                                     Average of $7.52          4,298
                                                     ================    ===========

    As of June 30, 1998, 1,570,000 options were outstanding under the 1996 Option Plan and 2,728,000 under the 1995 Option Plan.

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

d. STOCK OPTION REPRICING

   On April 3, 1998, the shareholders adopted a resolution authorizing the Company to amend the exercise prices of out-standing options held by current employees and officers of the Company (excluding options held by former and current Directors of the Company) issued before July 11, 1997, at prices greater than $8.00 (U.S. $5.82) to $8.00 (U.S. $5.82) and to extend the vesting date on which such options become exercisable by one year.

e. SFAS 123 REQUIRED DISCLOSURE

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). This Statement requires that companies with stock-based compensation plans either recognize compensation expense based on new fair-value accounting methods or continue to apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and disclose pro forma net earnings (loss) per share assuming the fair-value method had been applied. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options.

   Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair-value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: volatility factors of the expected market price of the Company's common stock of 49%, 68% and 58%, and dividend yields of 0%, 0% and 0% for 1998, 1997 and 1996, respectively, weighted average expected life of the options ranging from 3 to 5 years, (1997 and 1996 - 3 to 10 years) and risk-free interest rates ranging from 5.4% to 6.4%, (1997 and 1996 - 6% to 7%).

   SFAS 123 requires that, for the pro forma disclosure, the compensation cost based on the fair values of the options at the grant dates be amortized over the vesting period. If compensation cost for stock options had been determined based on the fair value at the grant dates for 1998, 1997 and 1996 consistent with the method prescribed by SFAS 123, the Company's net earnings
   (loss) and earnings (loss) per share would have been adjusted to the following pro forma amounts:

                                              1998                1997             1996
                                        ----------             -------         --------
Net earnings (loss)
As reported                             $ (79,415)             $ 3,879         $ 11,525
Pro forma                                 (79,842)               2,048           10,930
Earnings (loss) per share, diluted
As reported                               $ (3.79)              $ 0.18           $ 0.63
Pro forma                                   (3.79)                0.10             0.60

A summary of the status of stock options outstanding as of June 30, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

                                  1998                       1997                        1996
                      ------------------------      ---------------------     ------------------------
                       WEIGHTED                     Weighted                   Weighted
                        AVERAGE                     Average                     Average
                       EXERCISE         NUMBER      Exercise       Number      Exercise         Number
                          PRICE    OUTSTANDING        Price   Outstanding         Price    Outstanding
                      ---------    -----------      --------  -----------      --------    -----------
Balance at
beginning of year        $ 9.49          3,596       $ 5.92         3,162       $ 1.99          3,262
Granted                    7.37          1,943        18.18         1,322        17.19            816
Forfeited                 14.47           (819)       17.57          (468)        1.04           (152)
Exercised                  2.29           (422)        1.12          (420)        6.50           (764)
                         ------          -----       ------         -----       ------          -----
Balance at
 end of year             $ 7.52          4,298       $ 9.49         3,596       $ 5.92          3,162
                         ------          -----       ------         -----       ------          -----
Weighted average fair
value of options granted
during the year         $ 3,339                    $10,049                      $4,062

The following table summarizes information about the outstanding options as of June 30, 1998:

                                          Outstanding                       Exercisable
                                 ------------------------      --------------------------------------
                                    Weighted
                                     Average     Weighted                    Weighted
                                   Remaining      Average                    Average
Range of                         Contractual     Exercise                    Exercise
Exercise Prices                         Life        Price       Number         Price           Number
                                 -----------     --------       ---------    --------       ---------
$ 0.70 to $ 0.94                         6.1       $ 0.70          365        $ 0.70              365
1.03 to 2.21                             5.9         1.47          825          1.47              802
2.90 to 4.90                             5.0         3.66           78          3.73               71
6.36 to 9.25                             8.2         7.63        2,266          6.71               98
9.36 to 16.50                            7.5        12.56          285         13.03              163
18.13 to 19.88                           8.1        18.91          225         18.80              191
20.38 to 30.45                           7.8        21.82          254         21.02              114
                                        ----       ------        -----        ------            -----
                                                                 4,298                          1,804
                                        ====       ======        =====        ======            =====

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

Non-exercisable options as of June 30, 1998, become available as follows:

1999                             580
2000                             733
2001                             661
2002                             520
                               -----
                               2,494
                               =====


9. DEPRECIATION AND AMORTIZATION

                                            1998            1997                1996
                                        ---------       ---------            -------
Depreciation of fixed assets             $ 5,008         $ 3,280             $ 1,880
Amortization of product development costs  4,490           4,563               3,300
Amortization of acquired software            724               -                   -
Amortization of goodwill                     280             195                   -
                                       ---------       ---------             -------
                                        $ 10,502         $ 8,038             $ 5,180
                                       =========       =========             =======

10. RESTRUCTURING AND OTHER UNUSUAL CHARGES

    In the latter part of the 1998 fiscal year, management undertook a thorough review of all aspects of the Company and its operating units including Fulcrum and PCDAsia. In its review, management considered the following:

    (a) Changing market conditions and broad industry trends such as the shift of customers to Internet-based products from client/server products,

    (b) Product and market synergies of Fulcrum with existing business units, and

    (c) The costs associated with the elimination of organizational and facility duplication.

    This review resulted in a significant planned restructuring including integration of businesses which resulted in reductions in over-head, closures of duplicate offices, and refocusing future efforts on higher potential integration of products and business units.

    As a result of this comprehensive review, management determined that it should write off or write down certain assets to lower values. The resulting charges to income in the year ended June 30, 1998, include the following:

    (a) Restructuring and other unusual charges of $21,368,000 made up as follows:

        (i) Reduction of $7,904,000 in the carrying value of goodwill from acquisitions which in management's view is permanently impaired because of changes in business focus.

        (ii) Closure of offices and headcount reductions from organizational and facility duplication due to the Fulcrum acquisition of $13,464,000.

    (b) Write-down of product development costs of $16,564,000 made up as follows:

        (i) Reduction in the carrying value of previously capitalized software development of $15,395,000 and reduction in the carrying value of acquired software of $1,169,000.

    (c) Purchased in-process research and development.

        (i) As a result of the Fulcrum acquisition, a write off of in-process research and development of $54,823,000 relating to Fulcrum's products which have not reached technological feasibility and which are required to be expensed under U.S. GAAP.

11. DATARAMP MERGER

    On May 31, 1996, the Company issued 466,277 common shares in exchange for all of the outstanding shares of DataRamp, Inc. The merger has been accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated to combine the financial statements of DataRamp, as adjusted to conform to the accounting policies adopted by the Company, for all periods prior to the merger.

    DataRamp's sole shareholder of record had committed to compensate and to transfer to employees of DataRamp, for nominal consideration, 47.5% of the 466,277 common shares of the Company received as merger consideration. Total compensatory expense of approximately $6,904,000 had been recorded as of June 30, 1996, by DataRamp in connection with this transaction, of which $3,881,000 was accrued as of the date of the merger in the Consolidated Statements of Income. The $6,904,000 liability is reported as a non-cash addition in the Consolidated Statements of Shareholders' Equity as of the date of the merger because the liability was effectively satisfied by the issuance of Company shares to the sole shareholder of record.

    Prior to the merger, only DataRamp's sole shareholder was taxed on DataRamp's net income pursuant to the "subchapter S corporation" rules. A deferred income tax benefit of $2,665,000 (arising primarily from the compensatory expense) was recorded in the Consolidated Statement of Income as of the merger date since, as a subsidiary of the Company, DataRamp ceased to be a subchapter S corporation and its deferred tax benefits became available to the Company.

    During fiscal 1997, the sole shareholder transferred the common shares mentioned above at consideration less than that recorded in fiscal 1996. The above addition to share capital was reduced by the $1,187,000 reduction in tax benefit receivable.

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

12. INCOME TAXES

    a. INCOME TAX PROVISION (RECOVERY)

       The provision (recovery) for income taxes consists of the following:

                                                1998             1997               1996
                                            --------          -------            -------
Current
Federal, U.S.                                    $ -            $ 806            $ 3,738
State                                            447              124                593
Canadian and other                             1,187            1,188                400
                                            --------          -------            -------
                                               1,634            2,118              4,731
                                            --------          -------            -------
Deferred
Federal, U.S.                               $ (6,663)          $ (319)           $ 1,213
State                                           (654)             176                 64
Canadian and other                            (1,778)             629               (330)
                                            --------          -------            -------
                                              (9,095)             486                947
                                            --------          -------            -------
                                            $ (7,461)         $ 2,604            $ 5,678
                                            ========          =======            =======

       The following table reconciles the income tax provision computed at the rates specified in Canadian taxing statutes to the reported income tax provision:

                                                                1998             1997           1996
                                                          ----------          -------       --------
Tax provision (recovery) computed at combined
Canadian federal and provincial tax rates (44.6%) (a)     $ (38,732)          $ 2,893        $ 8,221
Tax on non-deductible expenses and write-offs                29,368               466            267
Effect of deductible state taxes                               (301)              (73)          (308)
Application of net loss carryforwards and credits                 -              (547)        (1,787)
Effect of differences between Canadian and other
 combined tax rate                                            2,204              (135)          (715)
                                                           --------           -------        -------
Income tax provision (recovery) (a)                        $ (7,461)          $ 2,604        $ 5,678
                                                           ========           =======        =======

    (a) In 1996, excluding the separately reported tax benefit of the merger charge.

    For the year ended June 30, 1998, the source of the loss before income taxes and minority interest was:

United States                              $ (19,072)
Canada and other                             (67,770)
                                           ---------
                                           $ (86,842)
                                           =========

   b.  DEFERRED INCOME TAXES

       Deferred income taxes reported in the Consolidated Balance Sheets were as follows:

                                                 1998                  1997
                                             --------               -------
Deferred tax asset                           $ 14,000               $ 8,392
Deferred tax liability                          1,305                 5,684
                                             --------               -------
                                             $ 12,695               $ 2,708
                                             ========               =======

   The types of temporary differences and their related tax effects which create deferred income taxes are summarized as follows:

                                                            1998                 1997
                                                         ---------             -------
ASSETS
Net operating loss carryforwards and certain tax credits  $ 20,237             $ 3,105
Expenses of public offerings of shares                       1,162               1,756
Accruals and other not currently deductible                  5,366               1,792
Deferred revenues                                            1,980               1,739
                                                         ---------             -------
Gross deferred tax assets                                   28,745               8,392
Valuation allowance                                        (14,745)                  -
                                                         ---------             -------
                                                          $ 14,000             $ 8,392
                                                         ---------             -------
Liability
Product development costs and other                        $ 1,305             $ 5,684
                                                         =========             =======

       Management has performed an analysis to determine whether it is more likely than not that the Company will realize the tax benefits associated with the deferred tax assets. Based on this analysis, management believes that net operating loss and credit carryovers generated by acquired subsidiaries may not be utilized before they expire. In recognition of the risk of realizing these tax benefits, the Company has provided a valuation allowance for the deferred tax assets relating to these carryovers. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that the Company will realize the tax benefits relating to these assets.

       During the year ended June 30, 1998, the Company recorded tax benefits of $892,000 (1997 - $1,412,000, 1996 - $3,800,000) which arose from U.S.
       employees exercising Company stock options. These tax benefits were recorded as adjustments to Share Capital in the Consolidated Statements of Shareholders' Equity.

       As of June 30, 1998, the Company had recorded U.S. income tax NOL carryovers of $10,660,000 and had recorded Canadian federal NOL and Canadian provincial NOL carryovers of $16,400,000 and $24,000,000, respectively, available to offset future taxable earnings. The U.S. NOL carryovers will expire through 2013 as follows: 2011 - $3,850,000, 2013 - $6,810,000. The Canadian federal NOL carryovers will expire through 2005 as follows: 2003 - $8,000,000, 2004 - $3,412,000, 2005 - $4,988,000. The
       Canadian provincial NOL carryovers will expire through 2005 as follows:
       2002 - $6,133,000, 2003 - $10,890,000, 2004 - $3,066,000, 2005 -
       $3,911,000.

Notes to Consolidated Financial Statements   U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

    As of June 30, 1998, the Company had recorded Canadian federal and Canadian provincial research and development expense carryovers of $12,000,000 and $5,000,000, respectively, available to offset future taxable earnings. These expenses have an indefinite carryover period.

    As of June 30, 1998, the Company also had recorded the tax benefit of financing costs of $2,606,000 available to offset future taxable Canadian earnings in the years ending June 30, 1999 ($1,331,000) and 2000 ($1,275,000), respectively. These costs arose in association with financings in the years ended June 30, 1996 and 1995, and the related tax benefits were recorded as adjustments to Share Capital in the Consolidated Statements of Shareholders' Equity.

    As of June 30, 1998, the Company had recorded an alternative minimum tax credit of $207,000 available to offset future U.S. federal income tax liability and had recorded other tax credits of $5,130,000 available to offset future U.S. ($715,000) and Canadian ($4,415,000) federal income tax liabilities. These credits expire as follows:

Expiration             U.S. Alternative         U.S. Research and                Canadian Investment
as of June 30       Minimum Tax Credit    Development Tax Credits                        Tax Credits
----------------------------------------------------------------------------------------------------
2002-2003                          $ -                        $ -                              $ 876
2004                                 -                          -                              1,398
2005                                 -                          -                              1,201
2006                                 -                          -                                940
2009                                 -                        178                                  -
2010                                 -                        294                                  -
2012                                 -                        243                                  -
No expiration                      207                          -                                  -
                                 -----                      -----                            -------
                                 $ 207                      $ 715                            $ 4,415
                                 =====                      =====                            =======

13. EARNINGS (LOSS) PER SHARE

    The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net earnings (loss) and net earnings
    (loss) available to common shareholders.

                                 1998                              1997                                  1996
                --------------------------------    --------------------------------    --------------------------------
                   Earnings                  Per       Earnings                 Per      Earnings                    Per
                     (loss)     Shares     Share         (loss)   Shares       Share       (loss)       Shares     Share
                (Numerator) (Denominator)           (Numerator) (Denominator)           (Numerator) (Denominator)
                ----------- -------------  -----    ----------- -------------  -----    ----------- ------------- ------
Basic EPS       $ (79,415)    20,944     $ (3.79)     $ 3,879     19,756      $ 0.20      $ 11,525     15,840     $ 0.73
Effect of dilutive
securities:
stock options           -          -           -            -      1,613           -             -      2,472          -
Diluted EPS
Net earnings (loss)
available to
common
shareholders    $ (79,415)    20,944     $ (3.79)     $ 3,879     21,369      $ 0.18      $ 11,525     18,312     $ 0.63
                =========     ======     =======      =======     ======      ======      ========     ======     ======

    For the year ended June 30, 1998, options to purchase 4,298,000 shares of common stock at prices ranging from $0.70 to $30.45 were outstanding but were not included in the computation of diluted EPS because the effect would be antidilutive.

    For the year ended June 30, 1997, options to purchase 1,162,000 shares of common stock at prices ranging from $13.47 to $28.58 were outstanding but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

    For the year ended June 30, 1996, options to purchase 12,000 shares of common stock at prices ranging from $28.00 to $28.24 were outstanding but were not included in the computation of diluted EPS because the options' exercise prices were greater than the year end market price of the common shares.

14. FINANCIAL INSTRUMENTS

    Financial instruments included in the Consolidated Balance Sheets comprised cash and short-term investments, accounts receivable, unbilled receivables, loans receivable, accounts payable, accrued liabilities and long-term debt.

    a. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

       The fair values of cash, accounts receivable, unbilled receivables, loan receivable, accounts payable and accrued liabilities are equivalent to their carrying value because of the short-term maturity of those instruments. It is not practicable to determine the fair value of the Company's long-term investment. The long-term debt approximates the fair value of the obligations. The Company is not party to any derivative instruments.

    b. CREDIT RISK

       The Company is subject to credit risk through billed and unbilled receivables and short-term cash investments. Receivables are with customers in many industries and are subject to normal industry credit risks. However, receivables from no single customer constitute 10% or more of the Company's consolidated receivables. The Company places its temporary excess cash in high-quality, short-term financial instruments issued by or guaranteed by major financial institutions or governments.

    c. FOREIGN EXCHANGE RISK

       The Company is subject to foreign exchange risk because a number of its financial instruments are denominated in foreign currencies. The net effect of this risk is not expected to be material.

Notes to Consolidated Financial Statements U.S. GAAP

In accordance with U.S. generally accepted accounting principles
(Canadian dollars, tabular amounts in thousands except per share information)

15. SEGMENTED INFORMATION

    Revenues are segmented according to the country in which the Company's customers are located:

                                    United States        Canada   International     Consolidated
                                    -------------      --------   -------------     ------------
Year ended June 30, 1998                $ 85,527       $ 15,805        $ 35,097        $ 136,429
Year ended June 30, 1997                  68,242         10,423          17,509           96,174
Year ended June 30, 1996                  66,850          8,483           5,840           81,173
                                        ========       ========        ========        =========

    Amortization and depreciation, net earnings (loss) and assets at year end are segmented on a corporate basis, as follows:

                                          United         Canada    Inter-Segment
                                          States      and Other     Adjustments        Consolidated
                                        --------      ----------   -------------       -------------
Year ended June 30, 1998
Depreciation and amortization            $ 7,976         $ 1,778           $ 748            $ 10,502
Net earnings (loss)                      (13,068)         (1,384)        (64,963)            (79,415)
Assets at year end                        76,916         169,964         (61,586)            185,294
                                         -------         -------         -------            --------
Year ended June 30, 1997
Depreciation and amortization            $ 7,121           $ 921            $ (4)            $ 8,038
Net earnings                               3,022           2,894          (2,037)              3,879
Assets at year end                        73,039         136,347         (46,987)            162,399
                                         -------         -------         -------            --------
Year ended June 30, 1996
Depreciation and amortization            $ 5,048           $ 292          $ (160)            $ 5,180
Net earnings                               7,869           3,675             (19)             11,525
Assets at year end                        53,716         131,489         (34,961)            150,244
                                         =======         =======         =======             =======

16. EMPLOYEE BENEFIT PLAN

    The Company, through its wholly owned U.S. subsidiary PCDGUSI, provides a profit sharing plan under Section 401(k) of the 1986 Internal Revenue Code, as amended. The plan covers substantially all United States-based employees of the Company's U.S. subsidiaries and allows participating employees to contribute to the plan a maximum of 7% of their earned compensation during any calendar year, subject to annual contribution limitations. The Company, at its sole discretion, may make contributions to the 401K plan. No contributions were made by the Company to this plan during the years ended June 30, 1998, 1997 and 1996.

                 [PC DOCS GROUP INTERNATIONAL INC. LETTERHEAD]

ANNUAL REPORT SUPPLEMENT

For the year ended June 30, 1998
In accordance with Canadian generally accepted accounting principles.

The enclosed Annual Report Supplement is required to be filed by the Company with Canadian securities regulators.

The financial information contained in this Annual Report Supplement is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's filings with the United States Securities and Exchange Commission, as well as press releases and other shareholder communications are generally prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

READERS SHOULD NOTE THAT THERE ARE MATERIAL DIFFERENCES BETWEEN THE COMPANY'S CANADIAN GAAP AND U.S. GAAP FINANCIAL INFORMATION.

Auditors' Report Canadian GAAP

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PC DOCS GROUP INTERNATIONAL INC.

We have audited the consolidated statements of financial position of PC DOCS Group International Inc. as at June 30, 1998 and 1997, and the consolidated statements of earnings (loss), retained earnings (deficit) and changes in financial position for each of the years in the three-year period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1998 and 1997, and the results of its operations and the changes in its financial position for each of the years in the three-year period ended June 30, 1998, in accordance with accounting principles generally accepted in Canada.

/s/ Deloitte & Touche
Deloitte & Touche
Toronto, Ontario

July 31, 1998

Consolidated Statements of Financial Position

In accordance with Canadian generally accepted accounting principles (Canadian dollars, in thousands)

As at June 30                                                      1998                 1997
-------------                                                   --------            --------
ASSETS
 Current
  Cash and short-term investments                               $ 62,537            $ 89,708
  Accounts receivable                                             65,717              27,008
  Unbilled receivables                                            11,146              10,392
  Prepaid expenses and other assets                                8,039               4,176
  Loan receivable (Note 3)                                             -               1,259
                                                                --------            --------
                                                                 147,439             132,543
 Fixed assets (Note 4)                                            13,813               9,820
 Product development costs, net                                    1,832              13,521
 Acquired software, net                                            3,011                   -
 Deferred income taxes                                            12,695               2,708
 Investment (Note 3)                                               2,762               1,723
 Goodwill and purchased research and development,
  net (Note 5)                                                    51,860               2,148
                                                                --------            --------
                                                               $ 233,412           $ 162,463
                                                               =========           =========

LIABILITIES
 Current
  Accounts payable and accrued liabilities                      $ 55,292            $ 14,093
  Deferred revenues                                               25,548              12,867
                                                                --------            --------
                                                                  80,840              26,960
 Long-term debt (Note 6)                                          22,044               2,228
 Minority interest                                                   297                   -
                                                                --------            --------
                                                                 103,181              29,188
                                                                ========            ========
COMMITMENTS (Note 7)
SHAREHOLDERS' EQUITY
 Share capital (Note 8)                                          144,688             121,899
 Cumulative translation adjustments                                2,652               1,192
 Retained earnings (deficit)                                     (17,109)             10,184
                                                                --------            --------
                                                                 130,231             133,275
                                                                --------            --------
                                                               $ 233,412            $162,463
                                                               =========            ========

See Notes to Consolidated Financial Statements

Approved by the Board

/s/                                     /s/
Director                                Director

Consolidated Statements of Earnings (Loss)

In accordance with Canadian generally accepted accounting principles (Canadian dollars, in thousands except per share information)

For the years ended June 30                                     1998          1997              1996
                                                            --------      --------          --------
REVENUES
 Software sales                                             $ 76,198      $ 52,387          $ 48,544
 Software support, services and other sales                   54,831        36,837            21,430
 Hardware sales                                                2,347         3,018             6,622
 Interest income and other revenues                            3,053         3,932             1,617
                                                            --------      --------          --------
TOTAL REVENUES                                               136,429        96,174            78,213
COST OF SALES                                                 12,932        12,965            12,291
                                                            --------      --------          --------
GROSS PROFIT                                                 123,497        83,209            65,922
                                                            --------      --------          --------
EXPENSES
 Selling and marketing                                        46,020        29,735            17,041
 Support and services                                         19,172        10,243             7,041
 Research and development                                     20,314        12,337             7,462
 General and administration                                   21,044        16,270             9,907
                                                            --------      --------          --------
TOTAL EXPENSES                                               106,550        68,585            41,451
                                                            --------      --------          --------
EARNINGS BEFORE AMORTIZATION, INTEREST AND
 OTHER UNUSUAL ITEMS                                          16,947        14,624            24,471
 Amortization (Note 9)                                        12,594         9,346             5,258
 Interest on long-term debt                                      532           159               223
 Restructuring and other unusual charges (Note 10)            21,368        11,957                 -
 Write-down of product development costs (Note 10)            16,628             -                 -
                                                            --------      --------          --------
EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST    (34,175)       (6,838)           18,990
                                                            --------      --------          --------
 Income taxes (Note 11)
  Current                                                      1,634         2,326             4,730
  Deferred                                                    (9,095)          222             1,347
                                                            --------      --------          --------

                                                              (7,461)        2,548             6,077
Minority Interest                                                 34             -                 -
                                                            --------      --------          --------

NET EARNINGS (LOSS)                                        $ (26,748)     $ (9,386)         $ 12,913
                                                            --------      --------          --------
EARNINGS (LOSS) PER SHARE (NOTE 12)
 Basic                                                       $ (1.28)      $ (0.48)           $ 0.82
 Fully diluted                                            Antidilutive  Antidilutive            0.70
                                                          ============  ============        ========

See Notes to Consolidated Financial Statements

Consolidated Statements of Retained Earnings (Deficit)

In accordance with Canadian generally accepted accounting principles (Canadian dollars, in thousands except per share information)

For the years ended June 30                                            1998         1997       1996
                                                                   --------      --------   -------
RETAINED EARNINGS, BEGINNING OF YEAR                               $ 10,184      $ 19,570   $ 6,657
Premium on repurchase and cancellation of common shares (Note 8        (545)            -         -
Net earnings (loss)                                                 (26,748)       (9,386)   12,913
                                                                  ---------      --------  --------
RETAINED EARNINGS (DEFICIT), END OF YEAR                          $ (17,109)     $ 10,184  $ 19,570
                                                                  =========      ========  ========

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Financial Position

In accordance with Canadian generally accepted accounting principles (Canadian dollars, in thousands except per share information)

As at June 30                                                        1998          1997          1996
-------------                                                  ----------      ---------     --------
CASH FROM (USED FOR) THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
 Net earnings (loss)                                            $ (26,748)     $ (9,386)     $ 12,913
 Charges (credits) not affecting cash
 Amortization (Note 9)                                             12,594         9,346         5,258
 Deferred income taxes                                             (9,987)        1,272        (1,308)
 Restructuring and other unusual charges                           19,241        11,957             -
 Write-down of product development costs                           16,628             -             -
 Loss on disposal of fixed assets                                     229             -             -
 Minority interest                                                     34             -             -
                                                                 --------      --------       -------
                                                                   11,991        13,189        16,863
                                                                 ========      ========       =======
 Changes in non-cash working capital items relating to
  operations
 Accounts receivable                                              (22,213)       (1,272)       (9,888)
 Unbilled receivables                                                (754)       (1,194)       (5,938)
 Prepaid expenses and other assets                                 (1,656)       (2,484)         (209)
 Accounts payable and accrued liabilities                             519        (2,082)        2,869
 Deferred revenues                                                  9,751         4,223         1,617

                                                                  (14,353)       (2,809)      (11,549)
                                                                 --------      --------       -------
                                                                   (2,362)       10,380         5,314
                                                                 ========      ========       =======
INVESTING ACTIVITIES
 Loan receivable                                                    1,259        (1,259)            -
 Proceeds on disposal of fixed assets                                 555             -             -
 Additions to fixed assets                                         (5,612)       (6,649)       (4,770)
 Additions to product development costs                            (7,870)       (7,655)       (5,353)
 Adjustment to goodwill recorded on prior year
  acquisition (Note 15)                                                 -        (1,187)            -
 Increase in investment                                            (2,762)       (1,723)            -
 Acquisitions                                                     (32,373)       (1,655)      (14,718)
 Cumulative translation adjustments                                   615           250             6
                                                                 --------      --------       -------
                                                                  (46,188)      (19,878)     (24,835)
                                                                 ========      ========       =======
FINANCING ACTIVITIES
 Increase (decrease) in long-term debt                               (865)           (6)          320
 Share capital issued for acquisitions (Note 5)                    23,921         1,455        14,688
 Repurchase of common shares                                       (3,832)            -             -
 Share capital issued for cash, net of expenses                     2,155         1,886        87,354
                                                                 --------      --------       -------
                                                                   21,379         3,335       102,362
                                                                 ========      ========       =======
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS            (27,171)       (6,163)       82,841
CASH AND SHORT-TERM INVESTMENTS
 Beginning of year                                                 89,708        95,871        13,030
                                                                 --------      --------       -------
End of year                                                      $ 62,537      $ 89,708      $ 95,871
                                                                 ========      ========       =======

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

1. CORPORATE INFORMATION

   The Company and its subsidiaries are in the business of developing, marketing, selling and supporting computer software. Computer hardware is also purchased and resold on a contract basis only as part of an integrated computer system.

2. SIGNIFICANT ACCOUNTING POLICIES

   a. CONSOLIDATION

      These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PC DOCS Group U.S., Inc. ("PCDGUSI"), PC DOCS Group Canada Inc. ("PCDGCI"), PC DOCS Group Europe Ltd. ("PCDGEL"), PC DOCS Asia Ltd. ("PCDAsia"), PC DOCS Japan K.K. ("PCDJapan"), Fulcrum Technologies Inc. and its subsidiaries ("Fulcrum"), and PCDGUSI's wholly owned subsidiaries, PC DOCS, Inc., CMS/Data Corporation and CompInfo, Inc., together with PCDGCI's wholly owned subsidiaries, PC DOCS Canada Inc., The Quartex Corporation Inc. and Canterbury Systems Corp.

      On February 28, 1998, the Company purchased all the outstanding shares of PCDAsia. On March 10, 1998, the Company issued common shares for all the outstanding shares of Fulcrum. These acquisitions have been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also, under the purchase method, PCDAsia's and Fulcrum's operations are included in the Company's Consolidated Statements of Earnings (Loss) only from the date of acquisition.

   b. FOREIGN CURRENCY TRANSLATION

      The self-sustaining subsidiaries' revenues and expenses denominated in foreign currencies have been translated into Canadian dollars at average exchange rates for the fiscal years. Assets and liabilities are translated at the fiscal year end rates. Cumulative translation adjustments are recorded as a separate component of shareholders' equity.

   c. CASH AND SHORT-TERM INVESTMENTS

      The Company has a cash management program which provides for the investment of excess cash balances in short-term investments. These investments are stated at cost, which approximates market value, are restricted to securities with ratings of R1-mid or higher, and comprise money market instruments, government securities and loans, all with maturities of less than four months.

   d. UNBILLED RECEIVABLES

      Unbilled receivables represent amounts receivable for software and hardware shipped to customers which will become billable in accordance with contractual payment terms.

   e. FIXED ASSETS

      Fixed assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of three to five years for computer hardware, computer software, and furniture and equipment. Leasehold improvements are recorded gross of any leasehold inducements and are amortized over the terms of their leases of up to 11 years.

   f. PRODUCT DEVELOPMENT COSTS

      The Company capitalizes costs incurred to develop its computer software products once technological feasibility has been established for each product. All costs to establish the technological feasibility of computer software products are charged to operations as incurred. Capitalized product development costs are carried at the lower of unamortized cost or net realizable value. These costs are amortized using the straight-line method over the estimated economic life of the product, not to exceed three years. Capitalization ceases and amortization commences when the product is available for general release. The Company reviews the net book value of product development costs on a quarterly basis to ensure that continued deferral is appropriate.

      Accumulated amortization of capitalized product development costs as at June 30, 1998, was $13,000 (1997 - $9,999,000).

   g. GOODWILL AND PURCHASED RESEARCH AND DEVELOPMENT

      Goodwill and purchased research and development represents the excess of the purchase price over the fair market values of net assets acquired. Goodwill and purchased research and development is amortized on a straight-line basis over a seven-year period.

      Accumulated amortization of goodwill and purchased research and development as at June 30, 1998, was $2,255,000 (1997 - $195,000).

      The Company reviews the recoverability of goodwill and purchased research and development based on expected future earnings on a quarterly basis and, where applicable, writes such amounts down to net realizable value.

   h. ACQUIRED SOFTWARE

      Acquired software represents the present value of the estimated future income-producing capabilities of software products acquired on acquisitions. These amounts are amortized using the straight-line method over the estimated economic lives of the products, not to exceed three years. Accumulated amortization of acquired software as at June 30, 1998, was $724,000 (1997 - nil).

      The Company reviews the recoverability of acquired software based on expected future cash flows on a quarterly basis and, where applicable, writes such amounts down to net realizable value.

   i. LEASE INDUCEMENTS

      Lease inducements represent leasehold improvements paid for by the landlord and the value of rent-free periods. Lease inducements are amortized on a straight-line basis over the periods of the leases and the amortization is recorded as a reduction of rent expenses.

   j. REVENUE RECOGNITION AND DEFERRED REVENUES

      The Company's revenues are derived primarily from the sale of software licence agreements and related services, which include maintenance and support, consulting, training and other services. The Company also derives revenues from the sale of computer hardware. Software licence revenues are recognized upon shipment of the product if remaining vendor obligations are insignificant and collection of the receivable is probable. Maintenance and support revenues which consist of ongoing support and product updates are recognized ratably over the term of the contract. Revenues from consulting, training and other services are recognized when the services are performed. Computer hardware revenues are recognized upon shipment of the hardware, as the Company considers the earnings process substantially complete upon shipment.

      Deferred revenues comprise maintenance and support agreements for which services have yet to be provided, software licence revenues where significant vendor obligations have yet to be satisfied, and any payments received from customers in advance of revenue recognition.

Notes to Consolidated Financial Statements Canadian GAAP


In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

   k. INCOME TAXES

      The Company provides for income taxes on the tax allocation basis. Accordingly, deferred income taxes are recorded in the Consolidated Statements of Financial Position and the Consolidated Statements of Earnings (Loss) in order to reflect the income tax effects of timing differences.

   l. ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In particular with respect to its accounting for product development costs, management develops estimates of the future recoverability of these costs. Actual results could differ from those estimates and assumptions.

3. LOAN RECEIVABLE AND INVESTMENT

   As at June 30, 1998, the Company had invested $2,762,000 in convertible preferred shares of a software company. This investment is carried at cost. Subsequent to year end, the Company exercised its right to exchange its preferred shares for a perpetual royalty-free source code licence.

   As at June 30, 1997, the Company had invested $1,723,000 in non-voting preferred shares of PCDAsia. The Company acquired PCDAsia on February 28, 1998 (see Note 5b).

   As at June 30, 1997, the loan receivable comprised a $690,000 interest-bearing loan outstanding to PCDAsia and $569,000 for expenses paid on its behalf.

4. FIXED ASSETS

                                                                            1998
                                                                    ACCUMULATED             NET BOOK
                                                         COST      AMORTIZATION                VALUE
                                                     --------      ------------             --------
COMPUTER HARDWARE                                    $ 16,895          $ 10,181              $ 6,714
COMPUTER SOFTWARE                                       2,853               906                1,947
EQUIPMENT UNDER CAPITAL LEASE                           1,179             1,113                   66
FURNITURE AND FIXTURES                                  4,014             1,529                2,485
LEASEHOLD IMPROVEMENTS                                  3,267               666                2,601
                                                     --------          --------             --------
                                                     $ 28,208          $ 14,395             $ 13,813
                                                     ========          ========             ========

                                                                            1997
                                                                     Accumulated            Net Book
                                                         Cost       Amortization               Value
                                                      -------       ------------            --------
Computer hardware                                     $ 8,699           $ 4,430              $ 4,269
Computer software                                         911               456                  455
Equipment under capital lease                           4,207             3,465                  742
Furniture and fixtures                                  2,830               923                1,907
Leasehold improvements                                  2,228               272                1,956
Property                                                  659               168                  491
                                                     --------           -------              -------
                                                     $ 19,534           $ 9,714              $ 9,820
                                                     ========           =======              =======

5. ACQUISITIONS

   a. FULCRUM TECHNOLOGIES INC.

      On March 10, 1998, the Company acquired all of the issued and outstanding shares of Fulcrum for a total purchase price of $26,037,000. The purchase price includes shares acquired for cash of $678,000, the issue of 3,806,000 common shares and accrual of 6,000 common shares of the Company still to be issued, with estimated market values of $23,921,000 and $38,000, respectively, and expenses of $1,400,000 related to the acquisition.

      The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also under the purchase method, Fulcrum's operations are included in the Company's Consolidated Statements of Earnings (Loss) only from the date of acquisition.

      Assets and liabilities acquired were as follows:

Current assets (including cash of $519)                                 $ 19,584
Fixed assets                                                               3,626
                                                                          23,210
Current liabilities                                                       35,340
Long-term debt                                                            20,588
Minority interest                                                            263
                                                                        --------
Net liabilities acquired, at fair value                                   32,981
Goodwill and purchased research and development                           54,114
Acquired software                                                          4,904
                                                                        --------
Purchase price                                                          $ 26,037
                                                                        ========

      As at March 31, 1998, the Company completed a review of the acquired software arising on the acquisition of Fulcrum and wrote down the remaining balance by $1,169,000 because, due to a change in business focus, a reduction in net cash flow from certain products was anticipated.

   b. PC DOCS ASIA LTD.

      As at June 30, 1997, the Company had invested $1,723,000 in non-voting preferred shares of PCDAsia. On February 28, 1998, the Company acquired all of the remaining issued and outstanding shares of PCDAsia for $297,000 including expenses of $10,000 related to the acquisition.

      The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also under the purchase method, PCDAsia's operations are included in the Company's Consolidated Statements of Earnings (Loss) only from the date of acquisition.

      Assets and liabilities acquired were as follows:

Current assets (including cash of $24)                                 $     379
Current liabilities                                                        4,232
Net liabilities acquired, at fair value                                    3,853
Goodwill                                                                   5,873
                                                                       ---------
Purchase price                                                           $ 2,020
                                                                       =========

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

      As at March 31, 1998, the Company completed a review of the recorded goodwill arising on the acquisition of PCDAsia and wrote off the remaining balance of $5,873,000 because, due to the acquisition of Fulcrum and the resulting change in strategy and business focus, a reduction in net cash flow from PCDAsia was anticipated.

   c. PC DOCS GROUP EUROPE LTD.

      On September 3, 1996, the Company acquired all of the issued and outstanding shares of Quintec International Limited (subsequently renamed PC DOCS Group Europe Ltd.) for 75,000 common shares of the Company, with an estimated market value of $1,455,000, plus $200,000 of expenses related to the acquisition.

      The transaction has been accounted for by the purchase method under which the assets purchased and liabilities assumed were recorded at their fair values with the excess of the purchase price over the fair value of net assets acquired reported as goodwill. Also under the purchase method, PCDGEL's operations are included in the Company's Consolidated Statements of Earnings (Loss) only from the date of acquisition.

      Assets and liabilities acquired were as follows:

Current assets (including cash of $9)                                    $ 1,689
Fixed assets                                                               1,089
                                                                           2,778
Current liabilities                                                        3,466
Net liabilities acquired, at fair market value                               688
Goodwill                                                                   2,343
                                                                         -------
Purchase price                                                           $ 1,655
                                                                         =======

      As at March 31, 1998, the Company completed a review of the recorded goodwill arising on the acquisition of PCDGEL and wrote off the remaining balance of $2,031,000 because, due to the acquisition of Fulcrum and the resulting change in strategy and business focus, a reduction in net cash flows from PCDGEL was anticipated.

6. LONG-TERM DEBT

   a. BANK LOAN

      As at June 30, 1998, the recorded balance of the bank loan of $20,000,000 (1997 - nil) approximated the fair value of the obligation. The loan bears interest at Canadian bank prime rate, is repayable on March 9, 2002, and is collateralized by a General Security Agreement providing a first charge on all corporate assets of Fulcrum other than real property, subject only to permitted encumbrances. The Company has guaranteed the repayment of the loan up to a maximum of $7,000,000.

      During the year ended June 30, 1998, interest on the bank loan was $372,000 (1997 - nil, 1996 nil).

   b. CAPITAL LEASE OBLIGATIONS

      As at June 30, 1998, the recorded value of capital lease obligations of $733,000 (1997 - $834,000) approximated the fair market value of such obligations.

      Capital lease obligations are secured by specific computer, furniture and telephone equipment, and bear interest at imputed rates of between 10% and 17% per annum.

      During the year ended June 30, 1998, interest on capital lease obligations was $160,000 (1997 - $159,000, 1996 - $223,000).

   c. LEASE INDUCEMENTS

      As at June 30, 1998, the unamortized balance of lease inducements was $1,311,000 (1997 - $1,394,000).

7. COMMITMENTS AND CONTINGENCIES

   a. The Company and its subsidiaries rent their office space and certain computer and office equipment under operating leases. As at June 30, 1998, the Company was committed to pay aggregate rentals on a fiscal year basis as follows:


1999                         $ 5,429
2000                           5,145
2001                           3,166
2002                           1,701
2003                           1,394
Future years                   3,637
                            --------
                            $ 20,472
                            ========

      During the year ended June 30, 1998, the Company recorded operating lease expenses of $3,454,000 (1997 - $2,182,000, 1996 - $1,848,000).

   b. The Company is subject to various claims and proceedings which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

8. SHARE CAPITAL

   a. AUTHORIZED

      Authorized share capital consists of an unlimited number of common shares and an unlimited number of special shares. As at June 30, 1998, there were 23,644,000 common shares and nil special shares issued and outstanding. The special shares are issuable in series and the Company's Directors may determine any rights or restrictions attributable to such shares upon issuance. Any special shares have preference over the common shares regarding dividend payouts and, in the event of the Company's liquidation, the distribution of assets or return of capital.

      In April 1997, The Toronto Stock Exchange approved a normal course issuer bid for the Company to repurchase up to 1,000,000 of its common shares over the ensuing year. As at June 30, 1998, the Company had repurchased and cancelled 536,800 of its common shares at an average price of $7.12 per share. The premium on cancellation of $545,000 was charged to retained earnings (deficit).

      In July 1998, The Toronto Stock Exchange approved a normal course issuer bid for the Company to repurchase up to 1,974,667 of its common shares over the ensuing year.

   b. EMPLOYEE STOCK PURCHASE PLAN

      On December 12, 1997, the shareholders adopted a resolution by the Board of Directors to implement an employee stock purchase plan (the "1997 Purchase Plan"). Employees electing to participate in the 1997 Purchase Plan may during each six-month period, November 1 to April 30 and May 1 to October 31 (each period a "Payment Period"), purchase shares in the Company at a 15% discount from the lower of the average market price of the common shares on either the first business day or last business day of the applicable Payment Period.

      During the year ended June 30, 1998, 45,243 shares were issued to employees under this plan (1997 - nil). The aggregate number of shares still available to be issued under this plan is 754,757.

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

   c. ISSUED AND FULLY PAID

      Details of the issuances of share capital with amounts net of related expenses and taxes are as follows:

                                                                 Number                  Amount
                                                                --------                --------
Balance, June 30, 1995                                            14,733                $ 16,516
Exercise of stock options                                            764                     791
U.S. tax benefit on exercise of stock options (Note 11)                -                   3,800
Public offering of shares, net of expenses of $3,542 after taxes   3,450                  82,763
Issue of shares for acquisition                                      466                  14,688
                                                                 -------                --------
Balance, June 30, 1996                                            19,413                 118,558
Exercise of stock options                                            420                     474
U.S. tax benefit on exercise of stock options (Note 11)                -                   1,412
Issue of shares for acquisition (Note 5c)                             75                   1,455
                                                                 -------                --------
Balance, June 30, 1997                                            19,908                 121,899
Exercise of stock options                                            422                     965
U.S. tax benefit on exercise of stock options (Note 11)                -                     892
Issue of shares for acquisition (Note 5a)                          3,806                  23,921
Issue of shares for employee stock purchase plan                      45                     298
Repurchase of common shares, net of premium on
          repurchase of $545                                        (537)                 (3,287)
                                                                 -------                --------
Balance, June 30, 1998                                            23,644               $ 144,688
                                                                 =======               =========

      In November 1995, the shareholders approved the amendment of the Company's existing stock option plan (the "1995 Option Plan") and reserved a maximum of 4,200,000 common shares for options to be granted, net of forfeitures, under the 1995 Option Plan. In November 1996, the shareholders approved an additional stock option plan (the "1996 Option Plan") and reserved a maximum of 800,000 common shares for options to be granted, net of forfeitures, under the 1996 Option Plan.

      On April 3, 1998, the shareholders adopted a resolution by the Board of Directors increasing the number of common shares available for issuance under the 1996 Option Plan by 1,400,000 common shares to 2,200,000 common shares.

   d. STOCK OPTIONS

      i. History

                                                      Exercise Prices                   Number
                                                     ----------------                   -------
Balance, June 30, 1995                                                                   3,262
Granted                                              $13.00 to $28.58                      816
Forfeited                                             $1.45 to $25.00                     (152)
Exercised                                             $0.26 to $11.88                     (764)
                                                     ----------------                   ------
Balance, June 30, 1996                                                                   3,162
Granted                                               $8.37 to $27.46                    1,322
Forfeited                                             $1.45 to $28.00                     (468)
Exercised                                              $0.70 to $2.90                     (420)
                                                     ----------------                   ------
Balance, June 30, 1997                                                                   3,596
Granted                                                $4.71 to $9.57                    1,943
Forfeited                                             $1.45 to $30.45                    (819)
Exercised                                              $0.70 to $7.65                    (422)
                                                     ----------------                   ------
Balance, June 30, 1998                                                                   4,298
                                                     ================                   ======

         As at June 30, 1998, 1,570,000 options had been granted, net of forfeitures, under the 1996 Option Plan and 4,074,000 under the 1995 Option Plan. Thus, the options available to be issued under the 1996 Option Plan and under the 1995 Option Plan as at June 30, 1998, were 630,000 and 126,000, respectively.

     ii. Options outstanding

Granted during
the years ended                                                                         Number
June 30                                  Expiry Dates   Exercise Prices            Outstanding
---------------   -----------------------------------   ----------------           ------------
1987 to 1993      November 5, 1999 to August 15, 2000              $0.72                     15
1994                                   April 18, 2004              $1.45                    698
1995                 October 24, 2004 to June 6, 2005    $0.70 to $12.38                    668
1996                    July 1, 2005 to June 28, 2006    $8.00 to $30.45                    379
1997                     July 1, 2006 to June 1, 2007    $8.00 to $29.26                    805
1998                     July 1, 2007 to June 1, 2008     $4.71 to $9.57                  1,733
                  -----------------------------------    ---------------                  -----
                                                        Average of $7.52                  4,298
                                                        ================                  =====

      As at June 30, 1998, 1,570,000 options were outstanding under the 1996 Option Plan and 2,728,000 under the 1995 Option Plan.

   e. STOCK OPTION REPRICING

      On April 3, 1998, the shareholders adopted a resolution authorizing the Company to amend the exercise prices of out-standing options held by current employees and officers of the Company (excluding options held by former and current Directors of the Company) issued before July 11, 1997, at prices greater than $8.00 (U.S. $5.82) to $8.00 (U.S. $5.82) and to extend the vesting date on which such options become exercisable by one year.

9. AMORTIZATION

                                                         1998                1997              1996
                                                       -------             -------          -------
Amortization of fixed assets                           $ 5,008             $ 3,280          $ 1,856
Amortization of product development costs                4,490               4,563            3,300
Amortization of acquired software                          724                   -                -
Amortization of goodwill                                 2,372               1,503              102
                                                       -------             -------          -------
                                                      $ 12,594             $ 9,346          $ 5,258
                                                      ========             =======          =======

10. RESTRUCTURING AND OTHER UNUSUAL CHARGES

    In the latter part of the 1998 fiscal year, management undertook a thorough review of all aspects of the Company and its operating units including Fulcrum and PCDAsia. In its review, management considered the following:

    (a) Changing market conditions and broad industry trends such as the shift of customers to Internet-based products from client/server products,

    (b) Product and market synergies of Fulcrum with existing business units, and

    (c) The costs associated with the elimination of organizational and facility duplication.

    This review resulted in a significant planned restructuring including integration of businesses which resulted in reductions in over-head, closures of duplicate offices, and refocusing future efforts on higher potential integration of products and business units.

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

      As a result of this comprehensive review, management determined that it should write off or write down certain assets to lower values. The resulting charges to income in the year ended June 30, 1998, include the following:

      (a) Restructuring and other unusual charges of $21,368,000 made up as follows:

          (i) Reduction of $7,904,000 in the carrying value of goodwill from acquisitions which in management's view is permanently impaired because of changes in business focus.

          (ii) Closure of offices and headcount reductions from organizational and facility duplication due to the Fulcrum acquisition of $13,464,000.

      (b) Write-down of product development costs of $16,628,000 made up as follows:

          (i) Reduction in the carrying value of previously capitalized software development of $15,459,000 and reduction in the carrying value of acquired software of $1,169,000.

11. INCOME TAXES

    The following table reconciles the income tax provision (recovery) computed at the rates specified in Canadian taxing statutes to the reported income tax provision (recovery):

                                                           1998               1997              1996
                                                     ----------           ---------         --------
Tax provision (recovery) computed at combined
 Canadian federal and provincial tax rates (44.6%)   $ (15,242)           $ (3,051)          $ 8,476
Tax on non-deductible expenses and write-offs            5,878               6,410               248
Effect of deductible U.S. state taxes                     (301)                (73)            (311)
Application of net loss carryforwards and credits            -                (603)          (1,457)
Effect of differences between Canadian and other
combined tax rates                                       2,204                (135)            (879)
                                                     ----------           ---------         --------
Income tax provision (recovery)                       $ (7,461)            $ 2,548          $ 6,077
                                                     ==========           =========         ========

      During the year ended June 30, 1998, the Company recorded tax benefits of $892,000 (1997 - $1,412,000, 1996 - $3,800,000) which arose from U.S.
      employees exercising Company stock options. These tax benefits were recorded as adjustments to Share Capital (see Note 8c).

      As at June 30, 1998, the Company had recorded income tax benefits relating to net operating loss carryforwards of $11,985,000 available to offset future taxable earnings. The U.S. net operating loss of $10,660,000 will expire through 2013 as follows: 2011 - $3,850,000, 2013 - $6,810,000. The
      Canadian net operating loss of $1,325,000 will expire through 2005 as follows: 2004 - $248,000, 2005 - $1,077,000. The Company also had unrecorded Canadian federal and Canadian provincial net operating loss carryforwards of $15,000,000 and $24,000,000, respectively, available to offset future taxable earnings. These losses expire beginning in 2002.

      As at June 30, 1998, the Company had unrecorded Canadian federal research and development expense carryovers of $12,000,000 and Canadian provincial research and development expense carryovers of $5,000,000 available to offset future taxable earnings. These expenses have an indefinite carryover period.

      As at June 30, 1998, the Company had recorded the tax benefit of financing costs of $2,606,000 available to offset future taxable Canadian earnings in the years ended June 30, 1999 ($1,331,000) and 2000 ($1,275,000), respectively. These costs arose in association with financings in the years ended June 30, 1996 and 1995, and the related tax benefits were recorded as adjustments to Share Capital (see Note 8c).

    As at June 30, 1998, the Company had recorded an alternative minimum tax credit of $207,000 and had recorded other tax credits of $715,000 available to offset future U.S. federal income tax liabilities. These credits expire as follows:

                                    U.S. Alternative               U.S. Research and
Expiration at June 30             Minimum Tax Credit         Development Tax Credits
------------------------          ------------------         -----------------------
2009                                             $ -                           $ 178
2010                                               -                             294
2012                                               -                             243
No expiration                                    207                              -
                                               -----                           -----
                                               $ 207                           $ 715
                                               =====                           =====

    In addition, as at June 30, 1998, the Company had unrecorded Canadian investment tax credits of approximately $4,415,000 which expire beginning in 2003.

12. EARNINGS (LOSS) PER SHARE

    The weighted average numbers of shares used to calculate earnings (loss) per share were:

                                                 1998                1997                  1996
                                              -------              ------                ------
Basic                                          20,944              19,756                15,840
Fully diluted                                  25,000              23,220                19,074
                                              =======              ======                ======


13. FINANCIAL INSTRUMENTS

    Financial instruments included in the Consolidated Statements of Financial Position comprise cash and short-term investments, accounts receivable, unbilled receivables, loans receivable, accounts payable, accrued liabilities and long-term debt.

     a. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

        The fair values of cash, accounts receivable, unbilled receivables, loan receivable, accounts payable and accrued liabilities are equivalent to their carrying value because of the short-term maturity of those instruments. It is not practicable to determine the fair value of the Company's long-term investment. The long-term debt approximates the fair value of the obligations. The Company is not party to any derivative instruments.

     b. CREDIT RISK

        The Company is subject to credit risk through billed and unbilled receivables and short-term cash investments. Receivables are with customers in many industries and are subject to normal industry credit risks. However, receivables from no single customer constitute 10% or more of the Company's consolidated receivables. The Company places its temporary excess cash in high-quality, short-term financial instruments issued by or guaranteed by major financial institutions or governments.

     c. FOREIGN EXCHANGE RISK

        The Company is subject to foreign exchange risk because a number of its financial instruments are denominated in foreign currencies. The net effect of this risk is not material.

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)


14. SEGMENTED INFORMATION

    Revenues are segmented according to the country in which the Company's customers are located:

                               United States           Canada     International       Consolidated
                               -------------         --------     --------------      ------------
Year ended June 30, 1998           $ 85,527          $ 15,805           $ 35,097         $ 136,429
Year ended June 30, 1997             68,242            10,423             17,509            96,174
Year ended June 30, 1996             63,890             8,483              5,840            78,213
                                   ========          ========           ========         =========

    Amortization, net earnings (loss) and assets at year end are segmented on a corporate basis, as follows:

                                     United            Canada      Inter-Segment
                                     States          and Other      Adjustments       Consolidated
                                     -------         ---------     -------------      ------------
Year ended June 30, 1998
Amortization                         $ 7,976          $ 1,778           $ 2,840           $ 12,594
Net earnings (loss)                  (13,068)          (1,384)          (12,296)           (26,748)
Assets at year end                    76,916          169,964           (13,468)           233,412
                                     -------          -------           -------           --------
Year ended June 30, 1997
Amortization                         $ 7,121            $ 921           $ 1,304            $ 9,346
Net earnings (loss)                    3,022           (9,063)           (3,345)            (9,386)
Assets at year end                    73,039          136,347           (46,923)           162,463
                                     -------          -------           -------           --------
Year ended June 30, 1996
Amortization                         $ 5,024            $ 292             $ (58)           $ 5,258
Net earnings                           9,257            3,675               (19)            12,913
Assets at year end                    53,716          131,489           (22,819)           162,386
                                     -------          -------           -------           --------

15. DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

    These consolidated financial statements have been prepared in accordance with Canadian GAAP. In addition, consolidated financial statements have been prepared in accordance with U.S. GAAP. The material differences between these consolidated financial statements prepared in accordance with Canadian GAAP and those prepared in accordance with U.S. GAAP are as follows:

    (i) Under U.S. GAAP, the acquisition of DataRamp was accounted for as a merger under the pooling of interests method rather than as a purchase. Under the purchase method, goodwill is recognized on the excess of the purchase price over the net assets acquired, and the results of operations are included only from the date of acquisition. Under pooling of interests, the financial position and the results of operations of the two companies are combined from inception and, accordingly, all of the Company's consolidated statements would be restated to combine the financial statements of DataRamp, as adjusted to conform to the accounting principles adopted by the Company for all periods prior to the merger. Under U.S. GAAP, the write-off of goodwill on the DataRamp acquisition would not be recorded.

    (ii) Under U.S. GAAP, the effective date of valuing the shares issued for the Fulcrum acquisition was the five-day weighted average market price before and after the acquisition announcement date of December 23, 1997. Under Canadian GAAP, the effective date of valuing the shares issued was the five-day weighted average market price before and after the closing date of March 10, 1998, less transaction costs normally incurred when issuing shares for cash but avoided in the business combination. This resulted in an increase to the fair value of the shares issued and to the purchased research and development under U.S. GAAP by $4,606,000.

        Under U.S. GAAP, the purchased research and development of $54,823,000 arising on the acquisition of Fulcrum would be expensed rather than capitalized and amortized over a seven-year period. As a result, the amortization of goodwill under U.S. GAAP would be $2,092,000 lower than that under Canadian GAAP.

  (iii) Under U.S. GAAP, the premium on share repurchases would be debited to stated share capital rather than to retained earnings (deficit) referred to in Note 8a.

  (iv) Under U.S. GAAP, the elimination of the June 30, 1994, deficit and corresponding reduction in stated share capital would not be recorded.

  (v) Under U.S. GAAP, research and development and investment tax credits would be credited to the income tax provision rather than to research and development expenses.

  (vi) Under U.S. GAAP, diluted earnings per share would reflect the maximum potential dilution computed using the Treasury Stock Method based on the market price of the Company's common shares at year end.

  The following are summary Consolidated Statements of Financial Position reconciled to the U.S. GAAP format including the differences above:

                                        Per    DataRamp      Fulcrum        Share
                                   Canadian     Pooling  Acquisition   Repurchase       Other    Per U.S.
                                       GAAP  Adjustments Adjustments  Adjustments Adjustments        GAAP
As at June 30, 1998                                  (i)         (ii)        (iii)        (iv)
                                   --------  ----------- -----------  ----------- -----------    ----------
Current assets                     $ 147,439           -           -           -         -       $ 147,439
Fixed assets                          13,813           -           -           -         -          13,813
Product development costs              1,832           -           -           -         -           1,832
Acquired software                      3,011           -           -           -         -           3,011
Deferred income taxes                 12,695           -           -           -         -          12,695
Investment                             2,762           -           -           -         -           2,762
Goodwill                              51,860           -     (48,118)          -         -           3,742
                                   --------- ----------- -----------  ----------- ---------      ---------
                                   $ 233,412           -     (48,118)          -         -       $ 185,294
                                   --------- ----------- -----------  ----------- ---------      ---------
Liabilities                        $ 103,181           -           7           -         -       $ 103,188
                                   --------- ----------- -----------  ----------- ---------      ---------
Share capital                        144,688     (14,688)      4,606        (545)    6,677         146,456
                                           -     5,718(a)          -           -         -
Cumulative translation
adjustments                            2,652        (281)          -           -         -           2,371
Deficit                              (17,109)      9,251     (52,731)        545    (6,677)        (66,721)
                                   --------- ----------- -----------  ----------- ---------      ---------
                                   $ 130,231           -     (48,125)          -         -        $ 82,106
                                   --------- ----------- -----------  ----------- ---------      ---------
                                   $ 233,412           -     (48,118)          -         -       $ 185,294
                                   --------- ----------- -----------  ----------- ---------      ---------

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

                                               Per      DataRamp     Fulcrum       Share
                                          Canadian       Pooling Acquisition  Repurchase       Other     Per U.S.
                                              GAAP   Adjustments Adjustments Adjustments Adjustments         GAAP
As at June 30, 1997                                         (i)        (ii)     (iii)      (iv)
-------------------                      ---------   ----------- ----------- ----------- -----------     --------
Current assets                           $ 132,543           -          -         -          -          $ 132,543
Fixed assets                                 9,820           -          -         -          -              9,820
Product development costs                   13,521         (64)         -         -          -             13,457
Deferred income taxes                        2,708           -          -         -          -              2,708
Investment                                   1,723           -          -         -          -              1,723
Goodwill                                     2,148           -          -         -          -              2,148
                                         ---------   ---------   --------    ------      -----          ---------
                                         $ 162,463         (64)         -         -          -          $ 162,399
                                         ---------   ---------   --------    ------      -----          ---------
Liabilities                               $ 29,188           -          -         -          -           $ 29,188
                                         ---------   ---------   --------    ------      -----          ---------
Share capital                              121,899     (14,688)         -         -      6,677            119,606
                                                 -       5,718(a)       -         -          -                  -
Cumulative translation adjustments           1,192        (281)         -         -          -                911
Retained earnings                           10,184       9,187          -         -     (6,677)            12,694
                                         ---------   ---------   --------    ------      -----          ---------
                                           133,275         (64)         -         -          -          $ 133,211
                                         ---------   ---------   --------    ------      -----          ---------
                                         $ 162,463         (64)         -         -          -          $ 162,399
                                         =========   =========   ========    ======      =====          =========

The following are summary Consolidated Statements of Earnings (Loss) reconciled to the U.S. GAAP format including the differences above:

                                              Per     DataRamp       Fulcrum
                                         Canadian      Pooling   Acquisition        Other      Per U.S.
                                             GAAP  Adjustments   Adjustments  Adjustments         GAAP
Year ended June 30, 1998                                   (i)        (ii)          (v)            (vi)
------------------------                ---------  -----------   -----------  -----------     ---------
Revenues                                $ 136,429            -           -             -      $ 136,429
Cost of sales                              12,932            -           -             -         12,932
                                        ---------      -------       -----        ------      ---------
Gross profit                              123,497            -           -             -        123,497
Expenses                                  107,082            -           -             -        107,082
Amortization                               12,594            -      (2,092)            -         10,502
Restructuring and other unusual charges    21,368            -           -             -         21,368
Write-down of product development costs    16,628          (64)          -             -         16,564
Purchased in-process research
and development                                 -            -      54,823             -         54,823
Income tax recovery                        (7,461)           -           -             -         (7,461)
Minority interest                              34            -           -             -             34
                                        ---------      -------       -----        ------      ---------
Net loss                                $ (26,748)          64     (52,731)            -      $ (79,415)
                                        =========      =======     =======        ======      =========
Loss per share
 Basic                                                                                          $ (3.79)
 Diluted                                                                                          (3.79)
Weighted average number of shares
 Basic                                                                                           20,944
 Diluted                                                                                         20,944

                                                Per      DataRamp      Fulcrum
                                           Canadian      Pooling   Acquisition      Other    Per U.S.
                                               GAAP  Adjustments   Adjustments Adjustments       GAAP
Year ended June 30, 1997                                      (i)         (ii)       (v)         (vi)
------------------------                   --------- ------------  ----------- -----------   --------
Revenues                                    $ 96,174            -           -          -     $ 96,174
Cost of sales                                 12,965            -           -          -       12,965
                                            --------      -------      ------      -----     --------
Gross profit                                  83,209            -           -          -       83,209
Expenses                                      68,744            -           -        (56)      68,688
Amortization                                   9,346       (1,308)          -          -        8,038
Write-down of goodwill                        11,957      (11,957)          -          -            -
Income tax                                     2,548            -           -         56        2,604
                                            --------      -------      ------      -----     --------
Net earnings (loss)                         $ (9,386)      13,265           -          -      $ 3,879
                                            ========      =======      ======      =====     ========
Earnings per share
 Basic                                                                                         $ 0.20
 Diluted                                                                                         0.18
Weighted average number of shares
 Basic                                                                                         19,756
 Diluted                                                                                       21,369


                                             Per    DataRamp     Fulcrum
                                        Canadian     Pooling Acquisition     Other      Per U.S.
                                            GAAP Adjustments Adjustments Adjustments        GAAP
Year ended June 30, 1996                                 (i)        (ii)        (v)         (vi)
------------------------                -------- ----------- ----------- -----------    --------
Revenues                                 $ 78,213      2,960          -          -      $ 81,173
Cost of sales                              12,291          -          -          -        12,291
                                         --------      -----      -----       ----      --------
Gross profit                               65,922      2,960          -          -        68,882
Expenses                                   41,674      3,279          -        330        45,283
Amortization                                5,258        (78)         -          -         5,180
Merger charge                                   -      3,881(a)       -          -         3,881
Income tax provision                        6,077        (69)         -       (330)        5,678
Income tax benefit, merger related              -     (2,665)(a)      -          -        (2,665)
                                         --------      -----      -----       ----      --------
Net earnings                             $ 12,913     (1,388)         -          -      $ 11,525
                                         ========     ======      =====       ====      ========
Earnings per share
 Basic                                                                                    $ 0.73
 Diluted                                                                                    0.63
Weighted average number of shares
 Basic                                                                                    15,840
 Diluted                                                                                  28,312

Notes to Consolidated Financial Statements Canadian GAAP

In accordance with Canadian generally accepted accounting principles (Canadian dollars, tabular amounts in thousands except per share information)

    (a) DataRamp's sole shareholder of record had committed to compensate and to transfer to other employees of DataRamp, for nominal consideration, 47.5% of the 466,277 common shares of the Company received as merger consideration. Under U.S. GAAP, total compensatory expense of approximately $6,904,000 had been recorded as at June 30, 1996, by DataRamp in connection with this transaction, of which $3,881,000 was accrued as at the date of the merger. The $6,904,000 liability is reported under U.S. GAAP as a non-cash addition as of the date of the merger to DataRamp's $1,000 share capital because the liability was effectively satisfied by the issuance of Company shares to the sole share-holder of record. Prior to the merger, only DataRamp's sole shareholder was taxed on DataRamp's net income pursuant to the "subchapter S corporation" rules. A deferred income tax benefit of $2,665,000 (arising primarily from the compensatory expense) was reported under U.S. GAAP as of the merger date since, as a subsidiary of the Company, DataRamp ceased to be a subchapter S corporation and its deferred tax benefits became available to the Company. During fiscal 1997, the sole shareholder transferred the common shares noted above at consideration less than that recorded in fiscal 1996. The above addition to share capital was reduced by the $1,187,000 reduction in tax benefit receivable.

16. THE YEAR 2000

    The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

17. RECLASSIFICATION OF COMPARATIVE AMOUNTS

    Certain 1997 and 1996 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

                             INDEX TO EXHIBITS (1)


1.0          Articles of Amalgamation dated June 30, 1986

1.1          Articles of Amendment dated October 16, 1986

1.2          Articles of Amendment dated October 19, 1990

1.3          Articles of Amendment dated July 4, 1994

2.0          By-laws of the Company:
             By-law Number 5, enacted by the Board of Directors of the Company on October, 1986
             By-law Number 6, enacted by the Board of Directors of the Company on April 1, 1990
             By-law Number 7, enacted by the Board of Directors of the Company on January 31, 1994

3.0          Specimen stock certificated for common shares of the Company



---------------------------
(1) Incorporated by reference from Form 20-F for the year ended June 30, 1995.